Exhibit 99.1

Deutsche Bank

Interim Report as of September 30, 2012

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2012	Sep 30, 2011

Share price at period end	€ 30.75	€ 26.32

Share price high	€ 39.51	€ 48.70

Share price low	€ 22.11	€ 20.79

Basic earnings per share	€ 2.98	€ 4.28

Diluted earnings per share	€ 2.90	€ 4.08

Average shares outstanding, in m., basic	932	932

Average shares outstanding, in m., diluted	957	970

Return on average shareholders’ equity (post-tax)	6.7%	10.6%

Pre-tax return on average shareholders’ equity	9.4%	14.8%

Pre-tax return on average active equity	9.4%	14.9%

Book value per basic share outstanding[1]	€ 60.64	€ 56.74

Cost/income ratio[2]	79.7%	73.3%

Compensation ratio[3]	40.0%	39.3%

Noncompensation ratio[4]	39.7%	34.0%

	in € m.	in € m.

Total net revenues	25,873	26,330

Provision for credit losses	1,287	1,300

Total noninterest expenses	20,620	19,289

Income before income taxes	3,966	5,741

Net income	2,818	4,140

	Sep 30, 2012	Dec 31, 2011
	in € bn.	in € bn.
Total assets	2,186	2,164

Shareholders’ equity	56.8	53.4

Core Tier 1 capital ratio[5]	10.7%	9.5%

Tier 1 capital ratio[5]	14.2%	12.9%

	Number	Number

Branches	2,973	3,090
thereof in Germany	1,946	2,071

Employees (full-time equivalent)	100,474	102,073
thereof in Germany	47,262	48,576

The reconciliation of average active equity and related ratios is provided on page 75 of this report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Management Report	2
Interim Report as of September 30, 2012	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

Global economic growth slowed again in the third quarter of 2012. This development is reflected in the results of the purchasing manager surveys as their assessments continued to deteriorate in the third quarter, decreasing on average across the quarter to the lowest level in three years. Monetary policy measures reduced the tail risks for the financial system, and the impact on the real economy is likely to be limited. The tense situation in the eurozone was eased by the ECB’s announcement of a new bond-buying program (OMT – Outright Monetary Transactions) and the entry into force of the European Stability Mechanism (ESM). This can be seen in the declining risk premiums for Spanish and Italian government bonds over the course of the third quarter.

While there continue to be marked differences in growth across the regions of the world, an economic downturn is evident in all major regions. After declining by 0.2 % in the second quarter, economic output in the eurozone fell again in the third quarter, which means that the eurozone is now in a recession. German GDP is likely to have been close to stagnant in the third quarter, while French GDP probably fell after stagnating in the second quarter. The southern economies of the EU, which have been in recession for some time now, contracted again significantly as a result of the consolidation of public and private finances and the high level of uncertainty in these countries. Economic output in the U.S. is likely to have grown by (an annualized) 1.7 % in the third quarter of 2012. However, the U.S. purchasing managers’ assessment deteriorated significantly on average across the quarter and the labour market recovery remained slow. Although the pace of growth in the emerging markets and developing countries is still high, it is likely to have slowed primarily as a result of falling U.S. and European demand for goods from these countries in the third quarter.

The European financial markets saw a marked stabilization in the third quarter of 2012 – compared with a very tense environment in the first half of the year – after the ECB pledged full support of the single monetary area, if necessary by intervening in selected markets for government bonds in the context of the OMT plan (conditional on countries submitting to reform and austerity packages). At the same time, voters backed pro-European parties in national elections across several euro countries, and the German Constitutional Court approved the ESM permanent stability mechanism, which in turn reduced the risk of a serious escalation of the debt crisis.

The more favourable environment combined with persistently high central bank liquidity benefited both the stock markets, which reached their highest levels in over a year, and the issuance of equity and debt capital, which recorded a strong increase both against the second quarter and the prior year period. Therefore it is likely that investment banking and asset management revenues achieved moderate growth in spite of a decline in trading volumes.

For corporate and retail banking, however, the economy’s weaker performance is having an increasingly dampening effect. Overall in Europe, lending volumes are on the decline, deposit growth is weak owing to the extremely low interest rate levels, and loan losses are likely to have risen again in the third quarter, primarily as a result of the recession affecting the southern European economies.

Deutsche Bank	Management Report	3
Interim Report as of September 30, 2012	Operating and Financial Review

Thanks to extensive support from the ECB, including cuts of key interest rates to record lows, the refinancing situation for banks stayed relatively relaxed; higher issue volumes of unsecured bonds were again recorded.

Profitability at European banks is thought to have recovered slightly from the very low level to which it had fallen in the first half of the year, but it will probably remain subdued in the face of lacking revenue growth and higher loan losses in the industry. With the planned start of the transition to Basel 3 only a few months away, banks’ capital ratios should by now have reached their highest levels since the financial crisis. In Spain, however, detailed stress testing revealed that domestic banks had additional capital requirements of roughly € 60 billion.

In the U.S., banks’ operating revenues continue to grow, underpinned largely by the ongoing stabilization of the real estate market. U.S. bank profits, after recently nearly regaining pre-crisis levels, could well have increased further thanks to improved capital market performance. However, there is growing uncertainty surrounding the launch of Basel 3 global capital standards as key policymakers have now come out in favour of postponement or a substantial revision of the new rules.

Consolidated Results of Operations

In this market environment, we achieved income before income taxes of € 1.1 billion in the third quarter 2012, an increase of € 185 million or 20 % compared to same quarter last year. The improvement reflected stronger performance, especially in our Corporate Banking & Securities (CB&S) businesses, which was in part offset by restructuring expenses of € 276 million in the current quarter in CB&S and Asset and Wealth Management (AWM). These expenses related to our recently announced Operational Excellence Program.

Net income in the third quarter 2012 was € 755 million. The slight decrease of € 21 million or 3 % compared to the prior year quarter was due to a lower effective tax rate in last year’s third quarter, which benefited from changes in the recognition and measurement of deferred tax assets.

Our Core Tier 1 capital ratio improved in the current quarter to 10.7 % from 10.2 % at the end of the second quarter 2012, primarily reflecting the benefits of our third quarter net income and of targeted de-risking activities.

2012 to 2011 Three Months Comparison

Our net revenues in the third quarter 2012 were € 8.7 billion compared to € 7.3 billion in the third quarter 2011, an increase of 18%. Revenues in Corporate Banking & Securities (CB&S) were € 4.3 billion, up € 1.7 billion, or 65%, versus the third quarter 2011, reflecting improved market conditions and increased market activity. Revenues in Global Transaction Banking (GTB) increased to € 1.0 billion, up € 60 million, or 6%, from the third quarter 2011 reflecting continued growth and strong business volumes. Asset and Wealth Management (AWM) revenues increased by € 95 million, or 11%, to € 971 million, mainly reflecting a gain on sale of an investment and higher revenues driven by market appreciation and higher performance fees. Private & Business Clients (PBC) revenues were € 2.6 billion in the current quarter, up € 128 million, or 5%, versus € 2.4 billion in the third quarter 2011. Despite lower investment activity by retail clients, revenues were broadly unchanged versus the third quarter 2011, which was negatively impacted by impairments of Greek government bonds. The aforementioned revenue increases were partly offset by lower revenues in Consolidation & Adjustment (C&A), resulting from timing differences attributable to different accounting methods used for management accounting and IFRS.

Deutsche Bank	Management Report	4
Interim Report as of September 30, 2012	Operating and Financial Review

Provision for credit losses was € 555 million in the quarter versus € 463 million in the third quarter 2011, with the increase of 20 % being attributable to higher provision for credit losses recorded in CB&S that were partially offset by lower provisions recorded in PBC. The increase in CB&S came from our IAS 39 reclassified portfolio including € 61 million triggered through de-risking.

Noninterest expenses were € 7.0 billion in the quarter, up € 1.1 billion, or 18%, compared to the third quarter 2011. The increase is related to several items, including higher compensation-related expenses attributable to improved operating performance, restructuring activities resulting from our Operational Excellence Program, increased policyholder benefits and claims in Abbey Life as well as higher litigation related expenses. Partly offsetting these items was the non-recurrence of the impairment of a German VAT claim recorded in the third quarter 2011.

Income before income taxes was € 1.1 billion in the third quarter 2012 versus € 942 million in the third quarter 2011, an increase of € 185 million, or 20%.

Net income for the third quarter 2012 was € 755 million, compared to € 777 million in the third quarter 2011. Income tax expense in the third quarter 2012 was € 372 million versus € 165 million in the comparative period. The effective tax rate in the current quarter was 33 % versus 18 % in the prior year quarter, which primarily benefited from changes in the recognition and measurement of deferred tax assets. Diluted earnings per share were € 0.78, versus € 0.74 in the third quarter 2011.

2012 to 2011 Nine Months Comparison

Net revenues for the first nine months of 2012 were € 25.9 billion, a decrease of € 458 million, or 2%, compared to € 26.3 billion in the first nine months of 2011.

Revenues in Corporate Banking & Securities (CB&S) were up € 629 million, or 5%, to € 13.0 billion, versus € 12.4 billion in the comparison period. This was mainly a result of a strong performance in Credit and Rates due to higher client activity. Revenues in Global Transaction Banking (GTB) also improved by € 261 million, or 10%, to € 2.9 billion, reflecting strong fee income. Revenues in Asset and Wealth Management (AWM) declined € 109 million, or 4%, to € 2.7 billion, versus € 2.9 billion in the 2011 comparison period, mainly due to the non-recurrence of positive effects from the realignment of Sal. Oppenheim recorded in 2011. Revenues in Private & Business Clients (PBC) were € 7.5 billion in the first nine months, down € 582 million, or 7%, from € 8.1 billion in the first nine months 2011. This decrease was primarily driven by lower revenues in Consumer Banking Germany, and by positive consolidation effects related to Consumer Banking Germany recorded in the third quarter 2011. In C&A, revenues decreased by € 576 million, mainly resulting from timing differences attributable to different accounting methods used for management accounting and IFRS for economically hedged positions as well as from negative effects from the hedging of net investments in foreign operations.

Provision for credit losses was essentially unchanged at € 1.3 billion in the first nine months of 2012 as compared to prior year. Lower provisions in PBC due to releases of loan loss allowances in the Consumer Banking Germany retail portfolio and improved credit performance in consumer finance were offset by higher provisions in CB&S related to our IAS 39 reclassified portfolio and the aforementioned impact from de-risking activities.

Deutsche Bank	Management Report	5
Interim Report as of September 30, 2012	Operating and Financial Review

Noninterest expenses were € 20.6 billion for the first nine months of 2012 versus € 19.3 billion for the comparative period an increase of € 1.3 billion or 7%. Compensation related costs as well as general and administrative expenses were negatively impacted by foreign exchange rate movements. In addition, general and administrative expenses increased, primarily related to higher litigation related expenses and operational losses, while compensation and benefits were down. Also contributing to the increase in noninterest expenses were restructuring charges of € 276 million resulting from our Operational Excellence Program as well as higher policyholder benefits and claims in Abbey Life. Partly offsetting these items was the non-recurrence of the aforementioned impairment of a VAT claim recorded in 2011.

Income before income taxes was € 4.0 billion for the first nine months of 2012, a decrease of € 1.8 billion, or 31%, versus € 5.7 billion for the first nine months of 2011.

Net income for the first nine months of 2012 was € 2.8 billion, compared to € 4.1 billion in the comparative period. The effective tax rate in the first nine months 2012 was 29 % versus 28 % in the first nine months 2011. Diluted earnings per share were € 2.90, versus € 4.08 in the first nine months of 2011.

Segment Results of Operations

Corporate & Investment Bank Group Division (CIB)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues	5,306	3,543	1,763	50	15,991	15,102	889	6

Provision for credit losses	312	92	220	N/M	589	252	337	133

Noninterest expenses	3,981	3,113	868	28	11,656	10,659	996	9

Noncontrolling interests	10	8	2	28	20	24	(4)	(18)

Income before income taxes	1,003	329	673	N/M	3,727	4,166	(439)	(11)

N/M – Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)
	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	2,500	1,496	1,004	67	8,067	7,536	531	7

Sales & Trading (equity)	642	384	258	67	1,914	1,883	31	2

Origination (debt)	377	169	208	123	1,039	865	174	20

Origination (equity)	140	68	73	108	367	492	(125)	(25)

Advisory	159	138	21	15	417	449	(32)	(7)

Loan products	339	429	(90)	(21)	945	1,166	(221)	(19)

Other products	147	(82)	230	N/M	301	32	269	N/M

Total net revenues	4,305	2,602	1,703	65	13,051	12,422	628	5

Provision for credit losses	278	51	227	N/M	474	159	315	198

Noninterest expenses	3,355	2,473	882	36	9,820	8,913	908	10

Noncontrolling interests	10	8	2	28	20	24	(4)	(18)

Income before income taxes	662	70	592	N/M	2,737	3,327	(590)	(18)

N/M – Not meaningful

Deutsche Bank	Management Report	6
Interim Report as of September 30, 2012	Operating and Financial Review

2012 to 2011 Three Months Comparison

During the current year quarter, a number of businesses saw the benefit of improved market conditions and increased market activity, particularly compared with the weak third quarter 2011.

Sales & Trading (debt and other products) net revenues were € 2.5 billion in the third quarter 2012, an increase of € 1.0 billion, or 67%, compared to the third quarter 2011. Credit revenues were significantly higher than the prior year quarter, with a strong performance in both flow and client solutions, reflecting improved credit market conditions. Revenues in Rates were significantly higher than the prior year quarter, driven by strong client activity, particularly in Europe, and less volatile markets. In Money Markets, revenues were significantly lower than the prior year quarter reflecting significantly lower volatility. Despite achieving record quarterly volumes, Foreign Exchange revenues were significantly lower than the prior year quarter, due to compressed margins. Revenues in Commodities were lower compared to a very strong prior year quarter. Revenues in Emerging Markets and RMBS were in line with the prior year quarter.

Sales & Trading (equity) generated net revenues of € 642 million in the third quarter 2012, an increase of € 258 million, or 67%, compared to the third quarter 2011. Equity Trading revenues were significantly higher than the prior year quarter due to improved flow volumes driven by increased market share. Equity Derivatives revenues were significantly higher than the prior year quarter which was impacted by volatile market conditions. Prime Finance revenues were in line with the prior year quarter.

Origination and Advisory revenues were € 677 million in the third quarter 2012, an increase of € 302 million, or 81%, compared to the third quarter 2011. Debt and Equity Origination revenues were significantly higher than the prior year quarter, reflecting increased corporate debt issuance and ECM activity. Despite a fall in volumes, Advisory revenues were higher than the prior year quarter.

Loan products revenues were € 339 million in the third quarter 2012, a decrease of € 90 million, or 21%, compared to prior year quarter, due to the net effect of movements in credit spreads and markdowns.

Net revenues from other products were € 147 million in the third quarter 2012, an increase of € 230 million from the prior year quarter, driven by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses CB&S recorded a net charge of € 278 million in the third quarter 2012 compared to a net charge of € 51 million in the prior year quarter. This was driven by higher provisions required for the IAS 39 reclassified portfolio, and in part related to de-risking activities.

Noninterest expenses were € 3.4 billion in the third quarter 2012, an increase of € 882 million, or 36%, compared to the third quarter 2011. The increase included € 185 million restructuring expenses related to the Operational Excellence Program. Additionally, noninterest expenses in CB&S were up due to higher performance related compensation as a result of higher operating performance, the aforementioned effects from Abbey Life, higher litigation related expenses, and adverse foreign exchange rate movements. These increases were partially offset by the absence of a specific charge of € 310 million relating to the impairment of a German VAT claim in 2011.

Income before income taxes was € 662 million in the third quarter 2012, compared to € 70 million in the prior year quarter.

Deutsche Bank	Management Report	7
Interim Report as of September 30, 2012	Operating and Financial Review

2012 to 2011 Nine Months Comparison

Sales & Trading (debt and other products) net revenues were € 8.1 billion in the first nine months of 2012, an increase of € 531 million, or 7%, compared to the first nine months of 2011. Revenues in Credit were significantly higher than the prior year period, benefiting from strong performance in both flow and client solutions in the third quarter. In Rates, revenues were also significantly higher than the prior year period driven by strong client activity, particularly in Europe. In contrast, despite increased volumes, foreign exchange revenues were lower than the prior year period as a result of margin compression. In Commodities, revenues were lower, and in RMBS revenues were significantly lower compared to a strong performance in the prior year period. Revenues in Money Markets and Emerging Markets were in line with the prior year period.

Sales & Trading (equity) generated revenues of € 1.9 billion in the first nine months of this year, in line with the first nine months of 2011. Equity Trading revenues were in line with the prior year period as a result of increased market share, partially offset by the non-recurrence of a gain on the sale of our stake in the Russian Stock Exchange. Revenues in Equity Derivatives and Prime Finance were both in line with the prior year period.

Origination and Advisory generated revenues of € 1.8 billion in the first nine months of this year, in line with the first nine months of 2011. Deutsche Bank was ranked number six globally, by share of Corporate Finance fees, and number one in Europe. In Advisory, revenues were € 417 million, down by € 32 million, or 7%, compared to the prior year period, and Deutsche Bank was ranked number six globally and number two in Europe. Debt Origination revenues were € 1.0 billion, an increase of € 174 million, or 20%, compared to the prior year period, reflecting increased corporate debt issuance. In Investment Grade, Deutsche Bank was ranked number two in both All International Bonds and All Bonds in Euros (Thomson Reuters). Equity Origination revenues decreased by € 125 million, or 25%, to € 367 million compared to the prior year period, reflecting an industry wide decrease in IPO activity in the first half of 2012. Deutsche Bank was ranked number six globally for Equity Origination, and number three in Europe. (All ranks from Dealogic unless otherwise stated).

Loan products revenues were € 945 million in the first nine month of 2012, a decrease of € 221 million, or 19%, from the same period last year, due to a combination of reduced balances, the net effect of movements in credit spreads and markdowns.

Net revenues from Other products in the first nine months of 2012 were € 301 million, an increase of € 269 million from the first nine months of 2011, driven by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses, CB&S recorded a net charge of € 474 million in the first nine months of 2012, compared to a net charge of € 159 million in the first nine months of 2011. This was driven by higher provisions required for the IAS 39 reclassified portfolio and the impact of de-risking activities.

Noninterest expenses were € 9.8 billion in the first nine months of 2012, an increase of € 908 million from the first nine months of 2011. The increase included € 185 million restructuring expenses related to the Operational Excellence Program. Additionally noninterest expenses in CB&S were up due to higher litigation charges and operational related expenses, adverse foreign exchange rate movements, and the aforementioned effects from Abbey Life. These increases were partially offset by lower deferred compensation expenses relating to employees eligible for career retirement and the absence of a specific charge of € 310 million on a German VAT claim in the prior year period.

Income before income taxes was € 2.7 billion in the first nine months of 2012, compared to € 3.3 billion in the prior year period.

Deutsche Bank	Management Report	8
Interim Report as of September 30, 2012	Operating and Financial Review

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues	1,001	941	60	6	2,940	2,679	261	10

Provision for credit losses	35	41	(7)	(16)	115	94	22	23

Noninterest expenses	626	640	(14)	(2)	1,835	1,747	89	5

Noncontrolling interests	–	–	–	N/M	–	–	–	N/M

Income before income taxes	340	259	81	31	990	839	151	18

 N/M – Not meaningful

2012 to 2011 Three Months Comparison

GTB’s net revenues were € 1.0 billion in the third quarter 2012, an increase of € 60 million, or 6%, compared to the third quarter 2011. The increase was driven by continued growth in fee income across products, benefitting from strong volumes. Trade Finance profited from an ongoing strong demand for financing products, especially in Europe and Asia. Revenues in Trust & Securities Services grew on the back of higher fee income particularly in the Corporate Trust business in the U.S. In Cash Management, strong transaction volumes and increased deposit volumes reflect the continued ‘flight-to-quality’ trend.

In provision for credit losses, GTB recorded a net charge of € 35 million in the third quarter 2012, compared to € 41 million in the prior year quarter. The charges in both periods mainly related to the commercial banking activities acquired in the Netherlands in 2010.

Noninterest expenses were € 626 million in the third quarter 2012, a decrease of € 14 million, or 2%, compared to the prior year quarter. The third quarter 2011 contained a negative adjustment related to the amortization of an upfront premium paid for credit protection received in the aforementioned acquisition in the Netherlands. Excluding this effect, noninterest expenses increased year-on-year reflecting the growth in business activity, for example insurance related costs, as well as higher compensation related expenses.

Income before income taxes was € 340 million for the quarter, an increase of € 81 million, or 31%, compared to the prior year quarter.

2012 to 2011 Nine Months Comparison

GTB’s net revenues were € 2.9 billion in the first nine months of 2012, an increase of € 261 million, or 10%, compared to the first nine months of 2011. The increase was based on a strong fee income across all major products, while interest income remained stable reflecting low interest rates. Trade Finance generated strong revenues on the back of the aforementioned demand for financing products. Trust & Securities Services benefited from higher fee income in particular in the Corporate Trust business in the U.S. Cash Management continued to profit from the ongoing ‘flight-to-quality’ trend, resulting in strong transaction volumes and higher deposit volumes, as well as from active liquidity management.

In provision for credit losses, GTB recorded a net charge of € 115 million in the first nine months of 2012, compared to € 94 million in the comparison period. The charges in both periods mainly related to the commercial banking activities acquired in the Netherlands in 2010.

Noninterest expenses were € 1.8 billion in the first nine months of 2012, an increase of € 89 million compared to the first nine months of 2011. The prior year expenses contained the aforementioned negative adjustment related to the amortization of an upfront premium paid for credit protection received in the Netherlands. Increased expenses due to higher business activity, as mentioned above, and higher compensation related expenses, contributed to the increase compared to the prior year period.

Income before income taxes was € 990 million in the first nine months of 2012, an increase of € 151 million, or 18%, compared to the first nine months of 2011.

Deutsche Bank	Management Report	9
Interim Report as of September 30, 2012	Operating and Financial Review

Private Clients and Asset Management Group Division (PCAM)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues	3,524	3,302	223	7	10,224	10,915	(690)	(6)

Provision for credit losses	242	370	(129)	(35)	693	1,042	(349)	(33)

Noninterest expenses	2,729	2,409	320	13	7,947	7,561	386	5

Noncontrolling interests	(3)	27	(30)	N/M	40	154	(114)	(74)

Income before income taxes	556	495	61	12	1,544	2,158	(613)	(28)

N/M – Not meaningful

Asset and Wealth Management Corporate Division (AWM)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues:

Discretionary portfolio management/fund management (AM)	440	404	37	9	1,224	1,260	(36)	(3)
Discretionary portfolio management/fund management (PWM)	112	101	11	11	318	315	4	1

Total discretionary portfolio management/fund management	553	505	48	9	1,542	1,575	(33)	(2)

Advisory/brokerage (PWM)	200	206	(6)	(3)	603	645	(42)	(7)

Credit products (PWM)	110	106	4	4	313	296	17	6

Deposits and payment services (PWM)	52	43	9	20	176	116	61	52

Other products (AM)	22	(7)	29	N/M	14	30	(16)	(54)
Other products (PWM)	34	23	11	50	96	192	(95)	(50)

Total other products	57	16	41	N/M	110	222	(112)	(50)

Total net revenues	971	876	95	11	2,745	2,853	(109)	(4)

Provision for credit losses	14	11	3	24	28	43	(15)	(36)

Noninterest expenses	896	680	216	32	2,478	2,208	270	12

Noncontrolling interests	(3)	(1)	(2)	N/M	(3)	(1)	(2)	N/M

Income before income taxes	64	186	(121)	(65)	241	602	(361)	(60)

Breakdown of AWM by business

Asset Management:

Net revenues	463	397	66	17	1,238	1,291	(53)	(4)

Provision for credit losses	(0)	(1)	1	(89)	(0)	(1)	1	(92)

Noninterest expenses	424	281	143	51	1,116	975	141	14

Income before income taxes	38	117	(78)	(67)	123	316	(193)	(61)

Private Wealth Management:

Net revenues	508	479	29	6	1,507	1,563	(56)	(4)

Provision for credit losses	14	12	2	13	28	44	(16)	(37)

Noninterest expenses	471	398	73	18	1,362	1,233	129	10

Income before income taxes	26	69	(43)	(63)	118	287	(168)	(59)

N/M – Not meaningful

2012 to 2011 Three Months Comparison

AWM reported net revenues of € 971 million in the third quarter 2012, an increase of € 95 million, or 11%, compared to the same period in 2011. Revenues from other products increased by € 41 million. Of this growth € 29 million were attributable to Asset Management (AM) and were primarily due to a gain on sale of a RREEF investment. The remaining increase in revenues from other products of € 11 million was attributable to Private Wealth Management (PWM) mainly due to effects from early redemptions on specific loans in Sal. Oppenheim. Discretionary portfolio management/fund management revenues in AWM increased by € 48 million, or 9%, driven by market appreciation and higher performance fees. Revenues from advisory/ brokerage decreased by € 6 million, or 3%, compared to the same period in 2011, driven by lower client activity in 2012 while the third quarter 2011 benefited from large transaction volumes as clients repositioned their portfolios. PWM’s revenues

Deutsche Bank	Management Report	10
Interim Report as of September 30, 2012	Operating and Financial Review

from credit products increased by € 4 million, or 4%, compared to the third quarter 2011, mainly due to higher lending volumes in Asia/Pacific and Americas. Revenues from deposits and payment services increased by € 9 million, or 20%, compared to the same period in 2011, mainly due to various product initiatives targeting stable funding in all regions.

Provision for credit losses was € 14 million, an increase of € 3 million, or 24%, compared to the same period last year.

Noninterest expenses in the third quarter 2012 were € 896 million, an increase of € 216 million, or 32%, compared to the third quarter 2011. The increase included € 90 million restructuring expenses related to the Operational Excellence Program. Additionally, noninterest expenses in PWM were up mainly related to increased compensation costs and in AM due to further costs incurred from the strategic review announced in 2011.

In the third quarter 2012, AWM recorded an income before income taxes of € 64 million compared to € 186 million in the third quarter last year. Income before income taxes declined by € 43 million in PWM and by € 78 million in AM.

In the third quarter of 2012, invested assets in AWM increased by € 19 billion to € 849 billion. In PWM, invested assets were € 296 billion, an increase of € 11 billion compared to June 30, 2012. The increase included € 8 billion from positive market development and net inflows of € 5 billion mainly in Germany and Sal. Oppenheim, partly offset by negative effects due to foreign currency movements amounting to € 2 billion. Invested assets in AM increased by € 7 billion. Net outflows of € 10 billion and negative foreign currency movements of € 3 billion, were offset by increases of € 13 billion due to market appreciation and by € 7 billion from the transfer of the Postbank Asset Management activities in the third quarter 2012.

2012 to 2011 Nine Months Comparison

AWM reported net revenues of € 2.7 billion for the first nine month of 2012, a decrease of € 109 million, or 4%, compared to the first nine months of 2011. The majority of this decrease was attributable to revenues from other products, which declined by € 112 million, or 50%, compared to the same period last year. Of this decline € 95 million were attributable to PWM as the first nine months of 2011 were significantly impacted by positive effects from the realignment of Sal. Oppenheim. The remaining decline of € 16 million was attributable to AM reflecting lower gains on sale of investments. Discretionary portfolio management/fund management revenues in AWM were down € 33 million, or 2%. The decline included € 36 million in AM, driven by negative market impacts resulting in lower asset flows and lower performance fees, and was partly offset by a slight increase of € 4 million in PWM. Advisory/brokerage revenues of € 603 million decreased by € 42 million, or 7%, compared to the first nine months of 2011. This was mainly driven by lower client activity reflecting investor uncertainty. Revenues from credit products were up € 17 million, or 6%, to € 313 million, primarily due to higher lending volumes in Asia/Pacific and Americas. Deposits and payment services revenues increased by € 61 million, or 52%, due to the aforementioned launch of various product initiatives.

Provision for credit losses was € 28 million in the first nine months of 2012, a decrease of € 15 million compared to the same period last year, mainly driven by lower charges recorded at Sal. Oppenheim.

Noninterest expenses in the first nine months of 2012 were € 2.5 billion, an increase of € 270 million, or 12%, compared to the same period last year. The increase included € 129 million in PWM and resulted from the aforementioned items recorded in the third quarter of 2012 as well as from non-operational significant items attributable to business taxes and legal expenses recorded in the second quarter 2012. Noninterest expenses in AM increased by € 141 million, or 14%, with additional costs incurred as a result of the strategic review coupled with restructuring charges related to our Operational Excellence Program.

In the first nine months of 2012, AWM recorded income before income taxes of € 241 million, compared to € 602 million in the first nine months of 2011. The decrease of € 361 million included € 168 million in PWM and € 193 million in AM.

Deutsche Bank	Management Report	11
Interim Report as of September 30, 2012	Operating and Financial Review

During the first nine months of 2012, invested assets in AWM increased by € 37 billion to € 849 billion. In PWM, invested assets increased by € 27 billion to € 296 billion, driven by positive market impact of € 13 billion and net inflows of € 13 billion, mainly in Germany, Asia/ Pacific and Sal. Oppenheim. Invested Assets in AM increased by € 10 billion to € 554 billion, including € 27 billion due to market appreciation, € 7 billion related to the transfer of the Postbank Asset Management activities in the third quarter 2012 and € 3 billion positive effects from foreign currency movements, partly offset by € 25 billion net outflows across various products.

Private & Business Clients Corporate Division (PBC)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues:

Discretionary portfolio management/fund management	54	60	(5)	(9)	160	202	(41)	(20)

Advisory/brokerage	195	196	(2)	(1)	633	720	(87)	(12)

Credit products	563	553	10	2	1,663	1,637	26	2

Deposits and payment services	502	523	(21)	(4)	1,575	1,574	1	0

Other products	1,240	1,094	145	13	3,449	3,929	(479)	(12)

Total net revenues	2,554	2,426	128	5	7,480	8,061	(582)	(7)

Provision for credit losses	228	359	(132)	(37)	665	998	(334)	(33)

Noninterest expenses	1,834	1,729	105	6	5,469	5,353	116	2

Noncontrolling interests	0	28	(28)	(100)	42	155	(112)	(73)

Income before income taxes	492	310	182	59	1,303	1,555	(252)	(16)

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	895	961	(67)	(7)	2,870	2,926	(55)	(2)

Provision for credit losses	45	73	(28)	(38)	109	206	(97)	(47)

Noninterest expenses	761	756	5	1	2,357	2,233	124	6

Income before income taxes	89	132	(44)	(33)	405	487	(82)	(17)

Advisory Banking International:

Net revenues	530	457	73	16	1,515	1,628	(113)	(7)

Provision for credit losses	74	91	(18)	(19)	215	209	5	3

Noninterest expenses	343	253	90	36	951	903	49	5

Income before income taxes	113	113	1	1	349	516	(166)	(32)

Consumer Banking Germany:

Net revenues [1]	1,129	1,008	121	12	3,094	3,508	(414)	(12)

Provision for credit losses	109	195	(86)	(44)	341	584	(242)	(41)

Noninterest expenses	730	720	10	1	2,161	2,217	(56)	(3)

Noncontrolling interests	0	28	(27)	(100)	42	155	(112)	(73)

Income before income taxes	290	65	225	N/M	549	553	(3)	(1)

N/M – Not meaningful

[1]	Postbank (including purchase price allocation, noncontrolling interests and other transaction related components).

Deutsche Bank	Management Report	12
Interim Report as of September 30, 2012	Operating and Financial Review

2012 to 2011 Three Months Comparison

Net revenues in the third quarter 2012 were € 2.6 billion, up € 128 million, or 5%, compared to the third quarter 2011. The majority of this increase was attributable to higher revenues from other products, which increased by € 145 million. This development reflected a € 121 million improved contribution of Consumer Banking Germany, mainly attributable to gains from de-risking activities of Postbank’s investment securities portfolio and the non-recurrence of impairments of Greek government bonds in the third quarter 2011, partly offset by decreased revenues due to the low interest rate environment, as well as lower releases of loan loss allowances recorded at Postbank prior to consolidation (which are shown as interest income). Advisory/ brokerage revenues were slightly down by € 2 million, and revenues from discretionary portfolio management/fund management decreased by € 5 million, or 9%, both mainly in Advisory Banking Germany due to the continued reluctance of retail clients to invest in an ongoing uncertain macroeconomic environment. Revenues from deposits and payment services were € 502 million, down € 21 million, or 4%, compared to the third quarter 2011, mainly driven by lower volumes and margins in Advisory Banking Germany, reflecting an unfavourable interest rate environment. Credit products revenues were € 563 million, up by € 10 million, or 2%, compared to the third quarter 2011, driven by higher loan volumes, especially mortgages in Advisory Banking Germany and slightly higher margins in Advisory Banking International.

Provision for credit losses was € 228 million in the third quarter 2012 versus € 359 million in the prior year quarter, of which € 109 million in the third quarter 2012 and € 195 million in the third quarter 2011, related to Postbank. The decrease of € 86 million in relation to Postbank was mainly attributable to releases of loan loss allowances recorded within the Retail Portfolio after consolidation. In the current quarter, releases of loan loss allowances recorded prior to consolidation were € 24 million (versus € 111 million in the third quarter 2011) and are reported as net interest income. Excluding Postbank, provision for credit losses decreased by € 45 million, compared to the same quarter last year, with lower provisions in both Advisory Banking Germany and International.

Noninterest expenses were € 1.8 billion in the third quarter 2012, an increase of € 105 million, or 6%, compared to the third quarter 2011. Noninterest expenses in Consumer Banking Germany increased slightly by € 10 million, which included € 7 million higher integration costs. Excluding Consumer Banking Germany, noninterest expenses were up € 95 million, mainly resulting from higher integration costs, the Hua Xia Bank cooperation as well as cost allocations.

Income before income taxes was € 492 million in the third quarter, an increase of € 182 million, or 59%, compared to the third quarter 2011. This was mainly attributable to Consumer Banking Germany which improved from € 65 million in the third quarter 2011 to € 290 million in the third quarter 2012. In Advisory Banking Germany, income before income taxes decreased from € 132 million in the third quarter 2011 to € 89 million in the third quarter 2012. Income before income taxes in Advisory Banking International was essentially unchanged to the third quarter 2011.

Invested assets were € 304 billion as of September 30, 2012, up € 2 billion compared to June 30, 2012. The increase was driven by € 5 billion of market appreciation, partly offset by € 2 billion of net outflows, mainly in securities.

PBC’s number of clients was 28.4 million, of which 14.0 million related to Consumer Banking Germany. PBC’s number of clients at September 30, 2012 was essentially unchanged from June 30, 2012.

Deutsche Bank	Management Report	13
Interim Report as of September 30, 2012	Operating and Financial Review

2012 to 2011 Nine Months Comparison

Net revenues in the first nine months 2012 were € 7.5 billion, down € 582 million, or 7%, compared to the first nine months 2011. The majority of this decline was attributable to lower revenues from other products, which decreased by € 479 million. This development reflected the Consumer Banking Germany contribution, which decreased by € 414 million, mainly attributable to weaker revenues related to a reduced investment portfolio and lower effects from purchase price allocation. The low interest rate environment, as well as lower releases of loan loss allowances recorded prior to consolidation (which are shown as interest income), also contributed to lower revenues. PBC’s net revenues in the first nine months 2011 were negatively affected by € 383 million of impairments on Greek government bonds (of which € 330 million related to Consumer Banking Germany), while the first nine months 2012 included net € 33 million of impairments. In addition, net revenues in the first nine months 2011 included a one-time positive impact of € 263 million related to our stake in Hua Xia Bank. Advisory/brokerage revenues were down by € 87 million, or 12%, related to Advisory Banking Germany and International. Revenues from discretionary portfolio management/fund management decreased by € 41 million, or 20%, mainly in Advisory Banking Germany. Both product categories were impacted by the continued reluctance of retail clients to invest resulting from an ongoing uncertain macroeconomic environment. Revenues from deposits and payment services were € 1.6 billion, essentially unchanged compared to the first nine months 2011. Credit products revenues increased slightly by € 26 million, or 2%, compared to the first nine months 2011, driven by higher loan volumes.

Provision for credit losses was € 665 million in the first nine months of 2012 versus € 998 million in the first nine months 2011, of which € 341 million and € 584 million, respectively, related to Postbank. The decrease of € 242 million in Postbank was mainly attributable to releases of loan loss allowances recorded within the Retail Portfolio after consolidation. In the first nine months 2012, releases of loan loss allowances recorded prior to consolidation were € 78 million (versus € 311 million in the first nine months 2011) and are reported as net interest income. Excluding Postbank, provision for credit losses decreased by € 91 million compared to the first nine months of 2011. The decrease was primarily attributable to improved credit performance in Advisory Banking Germany. In addition, the decrease included a positive impact from the sale of non-performing loan portfolios of € 53 million in the first nine months of 2012, whereas the first nine months 2011 included a positive effect from portfolio sales of € 33 million.

Noninterest expenses were € 5.5 billion in the first nine months 2012, up by € 116 million compared to the first nine months 2011. Excluding Consumer Banking Germany, noninterest expenses were up € 173 million, mainly related to higher integration costs, the Hua Xia Bank cooperation as well as cost allocations. In Consumer Banking Germany, noninterest expenses decreased by € 56 million, mainly due to lower operating expenses and the non-recurrence of expenses related to efficiency measures recorded in the prior year.

Income before income taxes was € 1.3 billion in the first nine months 2012, a decrease of € 252 million, or 16%, compared to the first nine months 2011. Advisory Banking International recorded an income before income taxes of € 349 million in the current year compared to € 516 million in the prior year which included the aforementioned positive impact related to our stake in Hua Xia Bank. Income before income taxes in Advisory Banking Germany was € 405 million in the current year and € 487 million in the prior year. In Consumer Banking Germany income before income taxes was € 549 million and € 553 million, respectively.

Invested assets were € 304 billion as of September 30, 2012, unchanged compared to December 31, 2011. Net outflows of € 6 billion, mainly in deposits, were offset by positive market appreciation.

PBC’s number of clients was 28.4 million, of which 14.0 million related to Consumer Banking Germany. PBC’s number of clients at September 30, 2012 was essentially unchanged from December 31, 2011.

Deutsche Bank	Management Report	14
Interim Report as of September 30, 2012	Operating and Financial Review

Corporate Investments Group Division (CI)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues	241	213	28	13	507	587	(80)	(14)

Provision for credit losses	0	0	(0)	(14)	4	6	(2)	(26)

Noninterest expenses	341	299	41	14	983	972	11	1

Noncontrolling interests	(0)	(1)	1	(99)	(7)	(2)	(5)	N/M

Income (loss) before income taxes	(100)	(85)	(15)	17	(473)	(389)	(84)	22

N/M – Not meaningful

2012 to 2011 Three Months Comparison

Net revenues were € 241 million in the third quarter 2012, compared to € 213 million in the third quarter 2011. Revenues in CI mainly contain recurring revenues from BHF-BANK and our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals. The increase in CI’s revenues of € 28 million was primarily driven by positive business developments within these consolidated investments.

Noninterest expenses were € 341 million in the third quarter 2012, compared to € 299 million in the same period of last year. CI’s noninterest expenses mainly comprise the operating costs from BHF-BANK and our consolidated investments in The Cosmopolitan of Las Vegas and Maher Terminals. The increase of € 41 million was mainly driven by higher operating costs of our consolidated investments, partly offset by lower expenses in BHF-BANK related to improvements in cost structure.

CI recorded a loss before income taxes of € 100 million in the current quarter compared to a loss of € 85 million in the third quarter 2011.

2012 to 2011 Nine Months Comparison

Net revenues were € 507 million in the first nine months of 2012, compared to € 587 million in the first nine months of 2011. The decrease was mainly related to an impairment charge of € 257 million on our exposure in Actavis in the first quarter 2012, partly offset by increased revenues resulting from positive business developments within our consolidated investments.

Noninterest expenses were € 983 million in the first nine months of 2012, compared to € 972 million in the same period of last year. This increase was mainly driven by higher operating costs of our consolidated investments, partly offset by positive effects from cost structure improvements in BHF-BANK, as well as a specific charge recorded in the first quarter 2011 related to the announced sale of our headquarters in Frankfurt am Main.

CI recorded a loss before income taxes of € 473 million in the first nine months of 2012 compared to a loss of € 389 million in the same period of prior year.

Deutsche Bank	Management Report	15
Interim Report as of September 30, 2012	Operating and Financial Review

Consolidation & Adjustments (C&A)

	Three months ended				Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %	Sep 30, 2012	Sep 30, 2011	Absolute Change	Change in %
Net revenues	(413)	258	(671)	N/M	(850)	(274)	(576)	N/M

Provision for credit losses	1	(0)	1	N/M	1	(0)	1	N/M

Noninterest expenses	(74)	89	(164)	N/M	34	96	(63)	(65)

Noncontrolling interests	(7)	(34)	26	(78)	(52)	(176)	124	(70)

Income (loss) before income taxes	(332)	202	(534)	N/M	(833)	(194)	(639)	N/M

N/M – Not meaningful

2012 to 2011 Three Months Comparison

Loss before income taxes in Consolidation & Adjustments (C&A) was € 332 million in the third quarter 2012, compared to an income before income taxes of € 202 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS which amounted to negative € 273 million in the third quarter 2012 compared to positive € 259 million in the prior year quarter. The negative effects in the current quarter, which will reverse over the life of the positions, included approximately € 135 million attributable to a significant narrowing of mid to long-term spreads on the mark-to-market valuation of U.S. dollar/euro basis swaps related to the Group’s funding. In contrast, the mark-to-market valuation of U.S. dollar/euro basis swaps did not lead to a significant result in the prior year quarter. The third quarter 2012 was additionally impacted by negative effects of approximately € 90 million from different accounting methods related to economically hedged short-term positions which resulted from the reversal of prior period interest rate effects and from changes in short-term euro interest rates. In addition, the narrowing of credit spreads on our own debt contributed mark-to-market losses of approximately € 50 million to the result in C&A. The latter two accounting differences were the main drivers of the mark-to-market gain in the prior year quarter. In addition, results in the third quarter 2012 included a credit for the UK bank levy due to the application of a related double tax treaty, which more than offset the accrual for the German bank levy.

2012 to 2011 Nine Months Comparison

In C&A, loss before income taxes was € 833 million in the first nine months of 2012 compared to a loss of € 194 million in the first nine months of 2011. The increase was primarily driven by the aforementioned effects from different accounting methods used for management reporting and IFRS, which amounted to negative € 653 million in the first nine months 2012 compared to negative € 128 million in the prior year comparison period. The negative effects in the first nine months 2012 included approximately € 280 million which were attributable to the U.S. dollar/euro basis swap spreads, approximately € 250 million related to economically hedged short-term positions as well as approximately € 100 million resulting from the narrowing of credit spreads on our own debt. In addition, negative effects from hedging of net investments in foreign operations were higher than in the prior year comparison period driven by increased forward interest rates of the hedged currencies. Also contributing to the higher loss was a reduction in the reversal of noncontrolling interests, mainly related to Postbank. Partly offsetting were positive effects from interest on taxes.

Deutsche Bank	Management Report	16
Interim Report as of September 30, 2012	Operating and Financial Review

Financial Position

in € m.	Sep 30, 2012	Dec 31, 2011	Absolute Change	Change in %
Cash and due from banks	26,293	15,928	10,365	65

Interest-earning deposits with banks	135,323	162,000	(26,678)	(16)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	79,779	57,110	22,669	40

Trading assets	256,278	240,924	15,354	6

Positive market values from derivative financial instruments	805,813	859,582	(53,769)	(6)

Financial assets designated at fair value through profit or loss [1]	202,584	180,293	22,292	12

Loans	403,280	412,514	(9,235)	(2)

Brokerage and securities related receivables	161,812	122,810	39,002	32

Remaining assets	114,484	112,942	1,542	1

Total assets	2,185,646	2,164,103	21,543	1

Deposits	607,596	601,730	5,865	1

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	68,520	43,401	25,119	58

Trading liabilities	59,439	63,886	(4,447)	(7)

Negative market values from derivative financial instruments	785,862	838,817	(52,955)	(6)

Financial liabilities designated at fair value through profit or loss [2]	125,007	118,318	6,689	6

Other short-term borrowings	70,119	65,356	4,763	7

Long-term debt	157,566	163,416	(5,850)	(4)

Brokerage and securities related payables	180,635	139,733	40,903	29

Remaining liabilities	73,494	74,786	(1,292)	(2)

Total liabilities	2,128,238	2,109,443	18,794	1

Total equity	57,408	54,660	2,748	5

[1]

Includes securities purchased under resale agreements designated at fair value through profit or loss of € 131,699 million and € 117,284 million and securities borrowed designated at fair value through profit or loss of € 36,956 million and € 27,261 million as of September 30, 2012 and December 31, 2011, respectively.

[2]

Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 91,564 million and € 93,606 million and securities loaned designated at fair value through profit or loss of € 12,652 million and € 3,697 million as of September 30, 2012 and December 31, 2011, respectively.

Movements in Assets

As of September 30, 2012, total assets were € 2,186 billion. The slight increase of € 22 billion, or 1%, compared to December 31, 2011, was primarily driven by higher brokerage and securities related receivables as well as central bank funds sold, securities purchased under resale agreements and securities borrowed, partly offset by a reduction in positive market values from derivative financial instruments. Exchange rate changes contributed € 12 billion to the overall increase of our balance sheet in the first nine months 2012.

Brokerage and securities related receivables were up € 39 billion compared to December 31, 2011, as volumes typically increase over the course of the year from traditionally lower year-end levels. Central bank funds sold, securities purchased under resale agreements and securities borrowed were up by € 23 billion in the first nine months 2012, reflecting increased flow business in comparison to low year-end levels. Also, within the financial assets designated at fair value through profit or loss category, securities purchased under resale agreements and securities borrowed were up by € 24 billion due to the same reason. In addition, trading assets increased by € 15 billion, mainly in debt securities. These increases were partially offset by reductions in positive market values from derivative financial instruments of € 54 billion, predominantly driven by the tightening of credit spreads, as well as reductions in interest-earning deposits with banks of € 27 billion.

Deutsche Bank	Management Report	17
Interim Report as of September 30, 2012	Operating and Financial Review

Movements in Liabilities

As of September 30, 2012, total liabilities were up by € 19 billion, or 1%, to € 2,128 billion.

Brokerage and securities related payables were up € 41 billion compared to December 31, 2011. Central bank funds purchased, securities sold under repurchase agreements and securities loaned contributed another € 25 billion to the overall increase, whilst negative market values from derivative financial instruments were down by € 53 billion. These movements were principally driven by the same factors as for the corresponding asset positions, as discussed above.

Equity

As of September 30, 2012, total equity was € 57.4 billion, an increase of € 2.7 billion, or 5%, compared to € 54.7 billion as of December 31, 2011. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 2.8 billion, unrealized net gains recognized in accumulated other comprehensive income of € 1.0 billion and a positive effect of € 657 million related to our treasury shares which are deducted from equity, partly offset by cash dividends paid to Deutsche Bank shareholders of € 689 million and a decrease in noncontrolling interests of € 677 million. The increase in accumulated other comprehensive income was mainly a result of unrealized net gains on financial assets available for sale of € 844 million and positive effects from exchange rate changes of € 163 million. The decrease in noncontrolling interests was mainly driven by the exercise of Deutsche Post’s put option on Postbank’s shares in February 2012 and by the conclusion of a domination and profit and loss transfer agreement with Postbank in the second quarter 2012. For further details on the impact of the domination and profit and loss transfer agreement, please refer to the section “Other Financial Information” of this Interim Report.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”.

Tier 1 capital as of September 30, 2012 was € 51.9 billion, € 2.9 billion higher than at the end of 2011, resulting in a Tier 1 capital ratio of 14.2 % as of September 30, 2012, up from 12.9 % at December 31, 2011. Core Tier 1 capital increased in the first nine month 2012 by € 3.0 billion, or 8.3%, to € 39.3 billion, resulting in a Core Tier 1 capital ratio of 10.7 % as of September 30, 2012, compared to 9.5 % at the end of 2011.

The main drivers of the increase in Tier 1 and Core Tier 1 capital during the first nine months of 2012 were the net income attributable to Deutsche Bank shareholders of € 2.8 billion and a reduction of the Basel 2.5 capital deduction items of € 1.3 billion, partially offset by our dividend accrual of € 523 million, an actuarial loss resulting from retirement benefit plans of € 233 million as well as effects from the conclusion of a domination and profit and loss transfer agreement with Postbank amounting to € 338 million.

Deutsche Bank	Management Report	18
Interim Report as of September 30, 2012	Operating and Financial Review

Risk-weighted assets were € 366 billion as of September 30, 2012, € 15 billion lower than at the end of 2011, largely reflecting reductions in credit risk and, to a lesser extent, in market risk. Risk-weighted assets for credit risk decreased by € 12 billion, primarily due to portfolio optimization as well as model and data enhancements. The decrease in credit risk was partly offset by exchange rate movements. Additionally risk-weighted assets for market risk decreased by € 4 billion primarily due to lower volatility and reduced trading book exposure. Risk-weighted assets for operational risk increased to € 52 billion as of September 30, 2012, compared to € 51 billion at year-end 2011, primarily due to the integration of BHF-BANK into our Advanced Measurement Approach (“AMA”) model in the first quarter 2012 as well as a model refinement in the second quarter 2012.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.

As of September 30, 2012 and December 31, 2011 the carrying value of reclassified assets was € 18.8 billion and € 22.9 billion, respectively, compared with a fair value of € 16.8 billion and € 20.2 billion as of September 30, 2012 and December 31, 2011, respectively. These assets are predominantly held in CB&S.

Please refer to the section “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” on page 60 for additional information on the impact of reclassification.

Update on Key Credit Market Exposures

The following is an update on the development of certain credit positions (including protection purchased from monoline insurers) of certain CB&S businesses on which we have previously provided additional risk disclosures. There have been no significant developments since December 31, 2011 with respect to our commercial paper holdings in Ocala or those mortgage related exposures described in our 2011 Financial Report – “Management Report: Operating and Financial Review”. Our gross exposure to U.S. subprime and Alt-A RMBS and CDO declined from € 2.4 billion at December 31, 2011 to € 2.0 billion at September 30, 2012. Net of hedges and other protection purchased, we had negative exposures to these positions (i.e., we would recognize a gain if all of the gross positions were to default and result in zero recovery, and if all of the hedges triggered were effective) of € 146 million at December 31, 2011 and € 335 million at September 30, 2012.

Deutsche Bank	Management Report	19
Interim Report as of September 30, 2012	Operating and Financial Review

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages [1,2]	Sep 30, 2012				Jun 30, 2012
in € m.	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]
AA Monolines: [4]
Other subprime	119	56	(14)	42	122	68	(18)	50
Alt-A	3,213	1,401	(266)	1,135	3,377	1,523	(293)	1,230

Total AA Monolines	3,332	1,457	(280)	1,177	3,499	1,591	(311)	1,280

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 26 million as of September 30, 2012 and € 49 million as of June 30, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2012 and June 30, 2012.

Other Monoline exposure [1,2]	Sep 30, 2012				Jun 30, 2012
in € m.	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]	Notional amount	Fair value prior to CVA [3]	CVA [3]	Fair value after CVA [3]
AA Monolines: [4]
TPS-CLO	2,568	645	(127)	518	2,668	754	(157)	597
CMBS	1,119	6	–	6	1,135	15	(1)	14
Student loans	305	33	(4)	29	309	26	(5)	21
Other	913	285	(133)	152	938	301	(129)	172

Total AA Monolines	4,905	969	(264)	705	5,050	1,096	(292)	804

Non Investment Grade Monolines: [4]
TPS-CLO	488	175	(55)	120	522	194	(68)	126
CMBS	3,442	116	(22)	94	3,505	175	(32)	143
Corporate single name/Corporate CDO	15	1	–	1	19	1	–	1
Student loans	1,319	559	(190)	369	1,342	620	(190)	430
Other	1,083	178	(70)	108	1,089	202	(82)	120

Total Non Investment Grade Monolines	6,347	1,029	(337)	692	6,477	1,192	(372)	820

Total	11,252	1,998	(601)	1,396	11,527	2,288	(664)	1,624

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 43 million as of September 30, 2012, and € 45 million as of June 30, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2012 and June 30, 2012.

Deutsche Bank	Management Report	20
Interim Report as of September 30, 2012	Operating and Financial Review

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk, and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2011.

Total Assets in Consolidated SPEs

These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs.

Sep 30, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits[2]	–	83	8,548	1	23	8,655

Group sponsored securitizations	1,945	365	1,115	22	13	3,460

Third party sponsored securitizations	974	–	489	16	154	1,633

Repackaging and investment products	4,485	986	86	999	368	6,924

Mutual funds[3]	5,030	–	–	805	111	5,946

Structured transactions	2,738	109	3,736	10	257	6,850

Operating entities	2,767	4,017	3,094	62	3,309	13,249

Other	122	352	542	16	432	1,464

Total	18,061	5,912	17,610	1,931	4,667	48,181

[1] Fair value of derivative positions was € 560 million.
[2] Decrease due to the sale of loans to other entities within the Group.
[3] Decrease predominantly due to cash outflows during the period.
Jun 30, 2012	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	30	9,749	1	29	9,809

Group sponsored securitizations	2,151	404	1,126	2	(14)	3,669

Third party sponsored securitizations	1,047	–	491	14	154	1,706

Repackaging and investment products	4,659	970	145	810	367	6,951

Mutual funds	4,823	–	–	2,103	111	7,037

Structured transactions	2,490	115	3,736	16	249	6,606

Operating entities	2,562	3,898	3,225	75	3,361	13,121

Other	174	273	541	86	670	1,744

Total	17,906	5,690	19,013	3,107	4,927	50,643

[1]	Fair value of derivative positions was € 629 million.

Deutsche Bank	Management Report	21
Interim Report as of September 30, 2012	Management Board and Supervisory Board

Exposure to Nonconsolidated SPEs

This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs.

Maximum unfunded exposure remaining in € bn.	Sep 30, 2012	Jun 30, 2012
Category:

Group sponsored ABCP conduits	1.1	1.1

Third party ABCP conduits	1.9	1.9

Third party sponsored securitizations
U.S.	1.6	1.5
non-U.S.	1.6	1.4

Guaranteed mutual funds [1]	9.4	10.8

Real estate leasing funds	0.7	0.7

[1]	Decrease mainly due to client money outflows during the period.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management Board and Supervisory Board

Management Board

On March 16, 2012, the Supervisory Board appointed Dr. Stephan Leithner, Stuart Wilson Lewis and Henry Ritchotte members of the Management Board of Deutsche Bank AG effective June 1, 2012, until May 31, 2015.

Dr. Stephan Leithner, CEO Europe (excluding Germany and the United Kingdom), is responsible for Human Resources, Legal & Compliance and Government & Regulatory Affairs. As Chief Risk Officer (CRO), Stuart Wilson Lewis has responsibility for market, credit, and operational risk. Henry Ritchotte, Chief Operating Officer (COO), is responsible for Technology, Operations and Strategy.

With effect from the end of the Annual General Meeting on May 31, 2012, Dr. Josef Ackermann stepped down from the bank’s Management Board, as did Dr. Hugo Bänziger and Herrmann-Josef Lamberti at the end of the day on May 31, 2012.

Jürgen Fitschen and Anshuman Jain became Co-Chairmen of Deutsche Bank AG upon the conclusion of the Annual General Meeting on May 31, 2012.

Deutsche Bank	Management Report	22
Interim Report as of September 30, 2012	Events after the Reporting Date

Supervisory Board

Dr. Clemens Börsig, Dr. Theo Siegert and Maurice Lévy resigned from the Supervisory Board of Deutsche Bank AG with the conclusion of the Annual General Meeting on May 31, 2012. Dr. Paul Achleitner, member of the Management Board of Allianz SE (until May 31, 2012), Peter Löscher, Chairman of the Management Board of Siemens AG, and Professor Dr. Klaus Rüdiger Trützschler, member of the Management Board of Haniel & Cie. GmbH (until April 30, 2012) were elected to the Supervisory Board of Deutsche Bank AG for a term of five years at the Annual General Meeting on May 31, 2012. Gerd Herzberg stepped down from his office as member of the Supervisory Board as per May 31, 2012. Effective June 1, 2012, he was replaced for the remainder of the term of office by Rudolf Stockem, elected substitute member by the employee representatives on May 8, 2008.

At its subsequent meeting, the Supervisory Board elected Dr. Paul Achleitner its Chairman.

Significant Transactions

Domination and Profit and Loss Transfer Agreement with Postbank

Following the approval at the Annual General Meeting of Deutsche Postbank AG (“Postbank”) on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement (“domination agreement”) between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012. The domination agreement was irrevocably validated through an order issued by the Higher Regional Court in Cologne on September 11, 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement of € 25.18 per Postbank share tendered or a compensation payment for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share. The initial two-month settlement period to tender the shares is extended until the conclusion of pending award proceedings (“Spruchverfahren”), the exact length and outcome of which cannot be predicted.

In concluding the domination agreement in the second quarter 2012, we commenced to fully attribute Postbank’s results to Deutsche Bank shareholders.

BHF-BANK

On September 20, 2012, we announced that we have reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected before year end 2012.

For further details on these transactions, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Date

After the balance sheet date no significant events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Management Report	23
Interim Report as of September 30, 2012	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged, can be found in our Financial Report 2011.

Postbank conducts its own risk management activities under its own statutory responsibilities. Risk assessment, measurement and control procedures between Postbank and Deutsche Bank Group have been aligned.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in the first nine months of 2012 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting the Group’s strategic management initiatives. This approach is reflected across the different risk metrics summarized below.

Credit Risk

—	In our efforts to manage the ongoing volatile macroeconomic environment we have adhered to core credit principles of proactive and prudent risk management through maintenance of strong underwriting standards, active concentration risk management and risk mitigation strategies.
—	Despite concerns related to the European sovereign crisis, the relatively resilient German and US economies, a diversified and predominantly investment grade-rated portfolio and active de-risking of more vulnerable assets has allowed us to contain credit losses.
—	Our provision for credit losses in the first nine months of 2012 was € 1.3 billion, unchanged compared to the same period of 2011. The provision for credit losses in CIB amounted to € 589 million in the first nine months of 2012, an increase of € 337 million compared to the same period of 2011, driven by increased provisions for legacy items related to loans and receivables reclassified in accordance with IAS 39, partially driven by loan sales. This increase was offset by lower provisions in PCAM at Postbank and for the German retail portfolio compared to the same period of 2011 mainly driven by portfolio sales of non-performing loans in Germany and a robust performance in the German retail portfolio.
—	Our loans declined by 2.2 % or € 9.2 billion in the first nine months of 2012 mainly due to the reclassification of an exposure into assets held for sale and IAS 39 reclassified exposure decreases.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 72 % at September 30, 2012, and remained stable compared to December 31, 2011.
—	Our credit risk profile as measured by economic capital usage for credit risk remained materially stable, increasing to € 13.2 billion as of September 30, 2012, compared to € 12.8 billion as of year-end 2011. The € 367 million increase mainly reflects the impact of regular parameter recalibrations and methodology changes, partially compensated for by exposure reductions.

Market Risk

—	Nontrading market risk economic capital usage totalled € 8.7 billion as of September 30, 2012, which is € 1.4 billion, or 19%, higher than our economic capital usage at year-end 2011. The increase is primarily driven by methodology updates in relation to banking book credit spread risk and structural foreign exchange risk as well as by increased exposures.
—	The economic capital usage for trading market risk totalled € 4.5 billion as of September 30, 2012, compared with € 4.7 billion at year-end 2011, largely due to exposure reductions.
—	The average value-at-risk of our Corporate & Investment Bank Group Division was € 55.6 million during the first nine months of 2012, compared to € 71.8 million for the full year 2011 mainly due to reductions in interest rate risk.

Deutsche Bank	Management Report	24
Interim Report as of September 30, 2012	Risk Report

Operational Risk

—	The economic capital usage for operational risk increased to € 5.1 billion as of September 30, 2012, compared to € 4.8 billion at year-end 2011. The primary driver of the increase is a model refinement in the second quarter of 2012.

Liquidity Risk

—	Liquidity reserves (excluding Postbank) exceeded € 210 billion as of September 30, 2012, which support a comfortable net liquidity position under stress.
—	Capital markets issuance activities (excluding Postbank) in the first nine months 2012 amounted to € 16 billion as compared to a planned volume of € 15 billion for the full year 2012.
—	59 % of our overall funding came from the funding sources we categorize as the most stable including long-term issuance, retail and transaction banking deposits.

Capital Management

—	The Core Tier 1 capital ratio was 10.7 % as of September 30, 2012, above the European Banking Authority (EBA) threshold of 9%, and compared to 9.5 % at year-end 2011.
—	Risk-weighted assets decreased by € 15.2 billion to € 366 billion as of September 30, 2012, compared to € 381 billion at year-end 2011, mainly driven by a € 12.5 billion decrease in risk-weighted assets from credit risk, primarily due to portfolio optimization as well as model and data enhancements.
—	The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 163 % as of September 30, 2012, compared to 159 % as of December 31, 2011.

Balance Sheet Management

—	As of September 30, 2012, our leverage ratio amounted to 21 according to our target definition remaining unchanged compared to year-end 2011, and well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 38 as of September 30, 2012, a slight decrease compared to end of 2011.

Credit Exposure

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

	Sep 30, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	48,839	20,909	8,032	30,426	25,768	133,974

A	39,779	39,471	19,954	15,659	11,521	126,384

BBB	57,178	38,494	19,733	12,302	3,903	132,610

BB	48,978	22,069	12,731	6,027	1,435	91,240

B	20,167	10,312	5,127	2,451	165	38,222

CCC and below	13,939	1,881	2,045	1,427	164	19,456

Total	228,880	133,136	67,622	68,292	42,956	540,886

[1]	Includes impaired loans mainly in category CCC and below amounting to € 6.4 billion as of September 30, 2012.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 12.0 billion as of September 30, 2012.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

Deutsche Bank	Management Report	25
Interim Report as of September 30, 2012	Risk Report

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	51,321	21,152	6,535	37,569	22,753	139,330

A	45,085	37,894	24,410	17,039	8,581	133,009

BBB	59,496	36,659	21,002	12,899	5,109	135,165

BB	50,236	21,067	13,986	7,478	2,303	95,070

B	17,650	9,152	6,051	3,007	263	36,123

CCC and below	18,148	2,071	1,669	1,632	371	23,891

Total	241,936	127,995	73,653	79,624	39,380	562,588

[1]  Includes impaired loans mainly in category CCC and below amounting to € 6.0 billion as of December 31, 2011.

[2]  Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.

[3]  Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure during the first nine months of 2012 of € 21.7 billion or 3.9 % which primarily reflects decreases in loans of € 13.1 billion, OTC derivatives of € 11.3 billion and contingent liabilities of € 6.0 billion, partly offset by an increase in irrevocable lending commitments of € 5.1 billion and debt securities available for sale of € 3.6 billion, all predominantly in investment-grade rated exposures. Loan reductions were predominately due to sales of exposures reclassified in accordance with IAS 39 as well as the reclassification of loans to assets held for sale in relation to an expected disposal in the fourth quarter of 2012. Lower exposures in OTC derivatives were mainly a result of tightening credit spreads and higher levels of cash collateral received.

Credit Risk Exposure to certain European Countries

Certain European countries are presented within the tables below due to their heightened sovereign default risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including large public debt levels, limited access to capital markets, high credit default swap spreads, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, high unemployment and the necessity to implement various austerity measures) and the fact that some of these countries have accepted “bailout” packages. We also monitor other European countries very closely given their associated exposures to these certain countries as well as to their recent rating downgrades although their observed risk factors currently do not warrant inclusion in this disclosure.

The following table provides our “risk management view” of the aggregate net credit risk exposure, considering derivative netting and are net of hedges and collateral. Under this view, in accordance with the “one obligor principle”, all facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor, with the group of borrowers usually being allocated to the country of domicile of the respective parent company. Also, under this view, we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities.

in € m.	Sep 30, 2012	Dec 31, 2011
Greece	600	840

Ireland	1,467	1,570

Italy	17,759	18,064

Portugal	1,435	1,733

Spain	12,907	12,750

Total	34,168	34,957

Net credit risk exposure is down € 789 million since year-end 2011 primarily driven by reductions in the Postbank portfolio related to financial institutions exposure in Italy and Portugal as well as in Greek government bonds mainly due to the participation in the Greek debt restructuring in March 2012.

Deutsche Bank	Management Report	26
Interim Report as of September 30, 2012	Risk Report

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporates and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, with the majority of Spanish financial institution exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain, where it is driven by our flow derivatives and market making activities.

In contrast to the above, the tables below present exposures under an “accounting view”, under which exposures are allocated to the domicile of the primary counterparty, irrespective of any link to other counterparties. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries. This is also referred to as a “country of domicile” view and is in line with commonly used accounting and regulatory disclosure principles. Because the risk management view described above uses a different methodology for attributing the location of credit risk exposures to specific countries, amounts reported under each view will differ.

The following table presents our gross position, the included amount of undrawn exposure (presented as a thereof position) and our net exposure to these European countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions, predominantly in relation to derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation.

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Sep 30, 2012	Dec 31, 2011[1]	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011
Greece
Gross	67	448	602	576	1,610	1,287	9	8	–	–	2,288	2,319
Undrawn	–	–	11	5	157	121	2	2	–	–	170	128
Net	67	448	70	105	289	324	2	2	–	–	428	879

Ireland
Gross	743	420	1,605	3,472	7,580	8,436	57	61	4,450[3]	6,484[3]	14,435	18,873
Undrawn	–	–	11	4	1,546	1,130	3	3	350[3]	340[3]	1,910	1,477
Net	369	181	1,300	1,755	5,936	6,593	9	9	3,084[3]	5,084[3]	10,698	13,622

Italy
Gross	2,530	1,811	5,515	5,198	8,280	9,449	20,297	19,842	354	373	36,976	36,673
Undrawn	1	2	857	637	3,286	3,581	311	308	–	–	4,455	4,528
Net	2,474	1,767	2,129	2,296	5,652	6,670	8,402	8,480	151	173	18,808	19,386

Portugal
Gross	517	165	595	880	1,319	1,502	2,382	2,415	29	36	4,842	4,998
Undrawn	0	–	66	33	106	130	2	30	–	–	174	193
Net	477	(45)	294	519	542	727	461	364	29	36	1,803	1,601

Spain
Gross	1,419	1,322	6,316	7,198	10,196	10,199	11,232	11,487	269	182	29,432	30,388
Undrawn	0	–	575	313	2,733	3,257	560	593	–	–	3,868	4,163
Net	1,419	1,318	4,040	5,740	6,659	7,152	1,824	2,018	197	93	14,139	16,321

Total gross	5,276	4,166	14,633	17,324	28,985	30,873	33,977	33,813	5,102	7,075	87,973	93,251
Total undrawn	1	2	1,520	992	7,828	8,219	878	936	350	340	10,577	10,489
Total net [4]	4,806	3,669	7,833	10,415	19,078	21,466	10,698	10,873	3,461	5,386	45,876	51,809

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2011. There are no other sovereign related impaired exposures included.
[2]	Approximately 60 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 277 million as of September 30, 2012 and € 240 million as of December 31, 2011.

Total net exposure to the above selected European countries decreased by € 5.9 billion in the first nine months of 2012 driven largely by reductions in exposure to Ireland across most categories and also in Spain, primarily from reduced exposures to financial institutions.

Deutsche Bank	Management Report	27
Interim Report as of September 30, 2012	Risk Report

The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in, or in the case of credit default swaps, underlying reference assets from, these European countries, broken down by type of financial instrument. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). Loan exposures held at amortized cost are presented before and after deduction of allowance for loan losses.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Sep 30, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other	Financial assets available for sale[1]	Derivatives	Other	Total[2]
Greece	310	293	23	5	49	154	524

Ireland	2,475	2,462	3,085	1,212	1,771	3,687	12,217

Italy	12,088	11,429	3,784	1,556	3,791	(2,622)	17,938

Portugal	913	877	282	185	445	733	2,522

Spain	6,491	6,018	3,249	3,169	599	1,769	14,804

Total	22,277	21,079	10,423[3]	6,127	6,655	3,721	48,005

[1]	Excludes equities and other equity interests.
[2]	After loan loss allowances.
[3]	Primarily includes contingent liabilities and undrawn lending commitments.

The following table provides an overview of our credit derivative exposure with sovereign and non-sovereign underlying assets domiciled in these European countries. The table presents the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2011.

	Notional amounts			Sep 30, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,560	(1,656)	(96)	(5)

Ireland	9,792	(11,311)	(1,519)	54

Italy	62,898	(62,028)	870	88

Portugal	11,389	(12,108)	(719)	6

Spain	34,254	(34,920)	(665)	37

Total	119,893	(122,023)	(2,129)	180

Sovereign Credit Risk Exposure to certain European Countries

Following the October 26, 2011 Euro Summit Statement and the February 21, 2012 Eurogroup Statement, on February 24, 2012 the Greek government made an invitation to private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and/or consent solicitations, referred to as the Private Sector Involvement (PSI). The bonds invited to participate in the PSI had an aggregate outstanding face amount of approximately € 206 billion. The debt exchange offer and consent solicitations were aimed at maximizing the PSI in the overall support package being offered to Greece, in conjunction with the support provided by the official sector (IMF, EU, ECB), thereby mitigating the likelihood of Greece defaulting on its obligations.

In March 2012, we participated in the exchange offer and consent solicitations with all our Greek Government Bonds (GGB) eligible in this respect. Under the PSI, GGB holders received in exchange for their GGBs (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds, (ii) European Financial Stability Facility (EFSF) notes with a maturity of two years or less having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to the Greece gross domestic product issued by the Greek government having a notional amount equal to the face amount of each holder’s new bonds. The Greek government also delivered short-term EFSF notes to discharge all unpaid interest accrued up to February 24, 2012 on exchanged bonds.

Deutsche Bank	Management Report	28
Interim Report as of September 30, 2012	Risk Report

The bonds that we tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

The following table provides an overview of our sovereign credit risk exposure to certain European Countries.

	Sep 30, 2012				Dec 31, 2011
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	67	–	67	–	433	15	448	(50)

Ireland	347	22	369	(12)	208	(27)	181	(21)

Italy	579	1,895	2,474	91	176	1,591	1,767	1

Portugal	517	(40)	477	(1)	116	(161)	(45)	16

Spain	1,327	93	1,419	6	1,026	292	1,318	(13)

Total	2,837	1,970	4,806	84	1,959	1,710	3,669	(67)

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The above shown amounts reflect a net “accounting view” of our sovereign exposure. With the exception of Greece, the increase compared to year-end 2011 mainly reflects market making activities as well as fair value changes from market price movements occurring within the first nine months of 2012. The exposure increase to Italy primarily reflects higher fair values in relation to derivatives as well as an increase in the contribution from the net notional of credit derivatives referencing sovereign debt. The reduction of our Greece sovereign exposure reflects our participation in the aforementioned debt exchange and the sale of remaining exposures classified as financial assets held for sale in the third quarter 2012.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of September 30, 2012, amounted to € 541 million for Italy and € 576 million for Spain and, as of December 31, 2011 amounted to € 546 million for Italy and € 752 million for Spain.

The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets at fair value through profit or loss.

	Sep 30, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	64	3	67	197	25	222

Ireland	47	11	58	(32)	7	(25)

Italy [2]	(3,863)	3,021	(842)	(3,325)	2,332	(993)

Portugal	297	177	474	81	4	85

Spain	483	30	513	52	28	80

Total	(2,972)	3,242	270	(3,027)	2,396	(631)

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

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The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Sep 30, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Original carrying amount[1]	Accumulated impairment losses recognized in net income	Fair value of sovereign debt	Original carrying amount[1]	Accumulated impairment losses recognized in net income
Greece	–	–	–	211	494	(368)

Ireland	289	213	–	232	213	–

Italy	698	719	–	625	724	–

Portugal	42	46	–	31	46	–

Spain	189	194	–	193	194	–

Total	1,218	1,172	–	1,292	1,671	(368)

[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying amount reflects the fair value of those positions at that date.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011
Consumer credit exposure Germany:	139,012	135,069	0.88%	0.95%	0.29%	0.49%
Consumer and small business financing	20,258	19,805	1.33%	1.88%	1.12%	1.55%
Mortgage lending	118,754	115,264	0.80%	0.79%	0.14%	0.31%

Consumer credit exposure outside Germany	39,971	39,672	4.46%	3.93%	0.63%	0.61%
Consumer and small business financing	13,656	13,878	8.60%	7.22%	1.50%	1.31%
Mortgage lending	26,315	25,794	2.31%	2.15%	0.17%	0.23%

Total consumer credit exposure[2]	178,983	174,741	1.68%	1.63%	0.36%	0.52%

[1]

Releases of allowances for credit losses established by consolidated entities prior to their consolidation are not included in the ratio until December 31, 2011 but recorded through net interest income (for detailed description see next section “Impairment Loss and Allowances for Loan Losses”). Taking such amounts into account, the net credit costs as a percentage of total exposure would have amounted to 0.42 % as of December 31, 2011. In 2012 releases of our consolidated entities are included in the net credit costs.

[2]	Includes impaired loans amounting to € 3.8 billion as of September 30, 2012 and € 3.4 billion as of December 31, 2011.

The volume of our total consumer credit exposure increased by € 4.2 billion, or 2.4%, from year-end 2011 to September 30, 2012. Postbank contributed a net exposure increase of € 1.1 billion, or 1.5%, mainly originated in Germany. The volume of our consumer credit exposure excluding Postbank rose by € 3.1 billion, or 3.2%, from year-end 2011 to September 30, 2012, mainly driven by our mortgage lending activities in Germany (up € 2.8 billion). As part of our global growth strategy the consumer credit exposure increased in Poland by € 619 million and in India by € 145 million. The volume of our consumer credit exposure in Spain decreased by € 281 million following our ongoing de-risking strategy.

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The total 90 days or more past due ratio in Germany declined in 2012 driven mainly due to a sale of non-performing loans. The increase in the ratio in our consumer credit exposure outside Germany is due to changes in the charge-off criteria for certain portfolios in 2009, which increased the time until the respective loans are completely charged-off. Assuming no change in underlying credit performance, the effect of our changed charge-off practice will continue to increase the 90 days or more past due ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change in charge-off criteria.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the aforementioned sale of nonperforming loans in Germany, but also without the sale net credit costs would have been reduced on the back of favourable economic developments in the German market.

Impairment Loss and Allowance for Loan Losses

We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our consolidated statement of income. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our consolidated statement of income.

As a result of consolidations we acquired certain loans for which a specific allowance had been established beforehand by the consolidated entity. Such loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. Loan loss allowances established for acquired loans prior to their consolidation, have not been consolidated into our stock of loan loss allowances. Instead, we have considered these loan loss allowances in determining the fair value representing the cost basis of the newly consolidated loans.

As long as our cash flow expectations regarding acquired loans have not deteriorated since acquisition, we do not consider them to be impaired loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in net interest income. Loan loss allowances established for acquired loans after consolidation, are included in our provision for credit losses and loan loss allowances. Deterioration in credit quality of the acquired loans at the acquired entity results in an impairment of the full loan from a Group consolidated perspective, but with an allowance for loan losses only established for the portion reflecting the incremental deterioration in credit quality. Improvements in credit quality or charge-offs of loans for which the allowances for loan losses were established prior to their consolidation do not offset the aforementioned increases.

Postbank’s methodology for establishing loan loss allowances is similar to that of the rest of the Group. Exceptions include the fact that Postbank executes direct charge-offs without first establishing a loan loss allowance and the fact that the loan loss allowances in its retail mortgage portfolio are assessed individually for loans being 180 days or more past due. In reflecting Postbank in our consolidated results, the effects of the aforementioned differences have been aligned to our policies for reporting purposes.

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Impaired Loans

The following two tables show the breakdown of IFRS impaired loans by region and industry sector.

	Sep 30, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Germany	1,637	1,543	3,180	1,750	1,474	3,224

Western Europe (excluding Germany)	3,726	2,074	5,800	2,910	1,675	4,585

Eastern Europe	139	210	349	52	189	241

North America	663	3	666	999	75	1,074

Central and South America	43	–	43	40	–	40

Asia/Pacific	164	2	166	267	3	270

Africa	–	–	–	–	–	–

Other	–	–	–	–	–	–

Total	6,372	3,832	10,204	6,018	3,416	9,434

	Sep 30, 2012			Dec 31, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Banks and insurance	87	–	87	91	–	91

Fund management activities	136	1	137	917	–	917

Manufacturing	604	193	797	616	162	778

Wholesale and retail trade	445	179	624	324	138	462

Households	535	2,871	3,406	394	2,616	3,010

Commercial real estate activities	2,923	260	3,183	2,582	224	2,806

Public sector	6	–	6	–	–	–

Other	1,636	328	1,964	1,094	276	1,370

Total	6,372	3,832	10,204	6,018	3,416	9,434

Our total impaired loans were € 10.2 billion, an increase of € 770 million or 8 % during the first nine months of 2012 due to a € 1.7 billion net increase of impaired loans as well as € 44 million as a result of exchange rate movements being partially offset by charge-offs amounting to € 977 million.

Individually assessed impaired loans increased by € 354 million or 6 % to € 6.4 billion, driven by net increases of € 968 million as well as € 18 million from exchange rate movements which were largely offset by charge-offs of € 632 million, partially in relation to sold assets in accordance with our de-risking measures. The overall increase was largely driven by new impaired loans among loans and receivables reclassified in accordance with IAS 39.

Our collectively assessed impaired loans amounted to € 3.8 billion, reflecting an increase of € 416 million or 12%, driven by net increases of € 735 million as well as € 26 million from exchange rate movements, being partially offset by € 345 million charge-offs.

In the first nine months of 2012 impaired loans recorded at Postbank increased from a Group perspective by € 105 million to € 2.1 billion, driven by net increases of € 161 million which were partially offset by charge-offs of € 56 million. This constituted a smaller increase in impaired loans compared to prior year period.

Impaired loans included € 2.0 billion of loans that had been reclassified to loans and receivables in accordance with IAS 39. The stock of impaired IAS39 reclassified loans and receivables increased by € 520 million, driven by net increases of € 686 million, largely in relation to leveraged finance activities, and exchange rate movements of € 23 million, being partially offset by charge-offs amounting to € 189 million.

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Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses	Nine months ended Sep 30, 2012			Nine months ended Sep 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	840	456	1,296	594	713	1,307

Net charge-offs	(606)	(213)	(819)	(434)	(282)	(716)
Charge-offs	(632)	(345)	(977)	(463)	(383)	(846)
Recoveries	26	132	158	29	101	130

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(56)	–	(56)	(30)	(44)	(74)

Balance, end of period	2,190	2,393	4,583	1,773	2,040	3,813

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet positions	Nine months ended Sep 30, 2012			Nine months ended Sep 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(14)	5	(9)	(2)	(5)	(7)

Usage	–	–	–	–	–	–

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	–	1	1	(1)	(3)	(4)

Balance, end of period	113	104	217	105	102	207

During the first nine months of 2012, the provision for credit losses was € 1.3 billion, unchanged compared to the first nine months of 2011.

In PCAM, provision for credit losses was € 693 million, versus € 1.0 billion for the same period last year. The Postbank provision for credit losses was down to € 341 million, from € 584 million in the first nine months of 2011. In the reporting period, the Postbank provision for credit losses excluded releases of loan loss allowance recorded prior to consolidation amounting to € 78 million which are included in net interest income. When considering releases recorded as net interest income, Postbank provision for credit losses remained stable across the periods. Excluding Postbank, provisions for credit losses in PCAM amounted to € 351 million, a reduction of € 107 million compared to the same period last year, mainly driven by portfolio sales of non-performing loans in Germany and a robust performance in the German retail portfolio compared to the same period last year.

In CIB, provisions for credit losses were € 589 million versus € 252 million in the first nine months of 2011. This included € 384 million related to loans and receivables reclassified in accordance with IAS 39, which increased from € 124 million in the first nine months of 2011, partially due to losses on sale of impaired assets in accordance with our communicated de-risking measures. The remaining increase in CIB is due to impairment charges taken against clients domiciled in various regions and operating in various industry segments.

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Market Risk of Trading Units excluding Postbank

The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99 % confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	55.6	71.8	(63.2)	(66.3)	58.6	70.8	14.1	20.5	26.3	32.5	19.8	14.2

Maximum[1]	76.2	94.3	(85.3)	(88.6)	73.9	109.0	24.2	37.6	43.4	64.9	25.5	24.3

Minimum[1]	43.0	44.9	(41.8)	(41.9)	46.8	45.6	7.5	12.7	12.9	14.3	9.1	7.0

Period-end[2]	68.7	50.0	(59.8)	(64.1)	71.1	53.8	17.4	13.6	18.4	25.7	21.7	21.0

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of September 30, 2012 and for 2011 as of December 31, 2011.

The average value-at-risk for the first nine months of 2012 was € 55.6 million which was in line with the average for the first half year 2012 but considerably lower than the average for the whole of 2011 of € 71.8 million, the latter mainly due to reductions in Interest rate risk. The value-at-risk as of September 30, 2012 was € 68.7 million and has increased by € 18.7 million compared to December 30, 2011, with increases in period end interest rate risk and equity price risk and a reduction in diversification across the portfolio.

During the first nine months of 2012 our trading units achieved a positive actual income for 96 % of the trading days compared to 88 % in full year 2011.

New Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division.

Stressed Value-at-risk of Trading Units excluding Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	116.3	124.4	(112.8)	(109.4)	138.5	130.8	18.4	22.5	38.2	51.3	34.0	29.2
Maximum[1]	148.7	169.5	(156.1)	(152.3)	178.9	163.5	37.4	64.7	68.0	105.4	45.0	35.8

Minimum[1]	90.4	103.8	(74.9)	(77.8)	110.2	106.2	7.7	15.2	18.4	23.0	11.1	19.6

Period-end[2]	144.9	111.7	(112.3)	(114.5)	158.4	117.3	24.8	23.0	35.7	51.8	38.4	34.2

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of September 30, 2012 and for 2011 as of December 31, 2011.

The following table shows the incremental risk charge (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

Incremental Risk Charge of Trading Units excluding Postbank	Total		Global Finance and Foreign Exchange		Global Rates		Global Credit Trading		Emerging Markets - Debt		Other
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	772.3	758.0	103.5	48.0	325.6	318.6	69.5	302.7	271.0	90.0	2.7	(1.3)

Maximum[1]	877.6	846.3	116.4	83.8	440.0	358.4	123.9	423.3	380.6	140.9	8.1	2.2

Minimum[1]	692.6	697.1	89.4	6.5	263.6	284.7	13.3	221.9	189.6	23.9	(13.1)	(5.5)

Period-end[2]	766.1	738.0	94.4	83.8	263.6	292.7	123.9	222.0	288.4	140.9	(4.2)	(1.4)

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of September 30, 2012 and for 2011 as of December 31, 2011.

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The following table shows the comprehensive risk measure (with a 99.9 % confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

in € m.	2012	2011
Average[1]	735.5	937.9

Maximum[1]	884.2	1,007.5

Minimum[1]	595.5	848.3

Period-end [2]	595.5	855.7

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2012 and October 1 to December 31, 2011, respectively.
[2]	Amounts for 2012 as of September 30, 2012 and figures for 2011 as of December 31, 2011.

As at September 30, 2012, the securitization positions and nth-to-default credit derivatives using the market risk standardized approach generated risk-weighted assets of € 7.3 billion and capital deduction items of € 1.5 billion. As of December 31, 2011, these positions amounted to € 5.0 billion and € 2.2 billion respectively.

As at September 30, 2012, the capital charge for longevity risk was € 35.1 million corresponding to risk-weighted assets of € 439 million. As of December 31, 2011, these positions amounted to € 32.1 million and € 401 million respectively.

Market Risk of Trading Book at Postbank

The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99 % confidence level and a one-day holding period.

Value-at-risk of Trading Book at Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average[1]	4.1	3.2	(0.3)	(0.2)	4.1	3.2	0.1	0.1	0.1	0.1	–	–

Maximum[1]	5.9	8.2	(0.0)	(0.0)	6.0	8.1	0.2	0.4	0.7	0.5	–	–

Minimum[1]	1.8	1.1	(1.0)	(0.8)	1.8	1.1	–	–	0.0	0.0	–	–

Period-end[2]	1.9	3.9	(0.6)	(0.0)	1.9	3.9	0.2	0.0	0.4	0.0	–	–

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2012 and the full year 2011, respectively.
[2]	Amounts for 2012 as of September 30, 2012 and for 2011 as of December 31, 2011.

Liquidity Risk

The following table shows the composition of our external funding sources as of September 30, 2012 and December 31, 2011, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources in € bn. (unless stated otherwise)	Sep 30, 2012		Dec 31, 2011
Capital Markets and Equity	212	18%	213	19%

Retail	289	25%	279	24%

Transaction Banking	188	16%	173	15%

Other Customers[1]	119	10%	110	10%

Discretionary Wholesale	115	10%	133	12%

Secured Funding and Shorts	228	19%	202	18%

Financing Vehicles[2]	23	2%	23	2%

Total external funding	1,174	100%	1,133	100%

[1]	Other includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 882 billion (€ 899 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 73 billion (€ 73 billion), and other non-funding liabilities € 58 billion (€ 59 billion) for September 30, 2012, and December 31, 2011 respectively.

The increase of secured funding and shorts by € 26 billion during the first nine months of 2012 reflects increasing flow business in comparison to low year-end levels. The increase in other customers by € 9 billion during the first nine months of 2012 was driven by a higher amount of net margin payables. The lower volume of discretionary wholesale funding (€ 18 billion less) at the end of the first nine months 2012 reflects our efforts to further rebalance funding sources towards more stable components.

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Regular stress test analyses ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose the bank holds liquidity reserves which comprise the most immediately liquid and highest quality assets like available cash and cash equivalents, highly liquid securities as well as other unencumbered central bank eligible assets. As of September 30, 2012 the bank’s liquidity reserves (excluding Postbank) exceeded € 210 billion. The volume of the liquidity reserves is a function of expected stress results. They only include assets located in those legal entities for which free transferability inside the Group is not restricted by regulatory or other constraints. These reserves are held across the major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. The size and composition of these reserves are subject to regular management review. Over the course of 2012 total liquidity reserves remained materially stable in line with our stress test results supporting the bank’s strong liquidity position.

In September, the Bank completed its full-year funding plan of € 15 billion. Total issuance currently stands at € 16 billion and the average spread during the first nine months of the year over the relevant floating index (e.g. Libor) was 68 bps, with an average tenor of 4.3 years. We expanded the use of our German covered bonds (Pfandbrief) program, issuing a € 750 million 8 year transaction during the third quarter at a spread of mid swaps +1 bps. For the remainder of the year we continue to opportunistically source term funds through a variety of channels.

Capital Management

The 2011 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives.

During the period from the 2011 Annual General Meeting (May 26, 2011) until the 2012 Annual General Meeting (May 31, 2012), 42.3 million shares were purchased, thereof none via derivatives. 38.9 million of the shares purchased were used for equity compensation purposes and 3.4 million shares were used to increase our Treasury position for future equity compensation. 14.9 million shares were purchased from January 1, 2012 until May 31, 2012, none of which via derivatives. In addition, 13.9 million physically settled call options were purchased in the first nine months of 2012 to hedge existing equity compensation awards. These call options were purchased under the above mentioned authorization from the Annual General Meeting and predominantly have a remaining maturity of more than 18 months. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 10.9 million.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2011 Annual General Meeting. During the period from the 2012 Annual General Meeting until September 30, 2012, a total of 0.6 million shares were purchased, thereof none via derivatives. In the same period 8.2 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks totaled 3.3 million as of September 30, 2012.

The 2012 Annual General Meeting further granted our management board the authority to conditionally increase the share capital through the issue of up to 90.0 million of new registered par value shares. The conditional capital increase serves to grant right to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2017.

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Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of September 30, 2012, amounted to € 12.7 billion, unchanged from December 31, 2011. During the first nine months of 2012 we neither raised nor redeemed any hybrid Tier 1 capital.

In the first nine months of 2012, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). We used opportunities for selected buybacks of lower Tier 2 capital. Qualified subordinated liabilities as of September 30, 2012, amounted to € 8.2 billion compared to € 9.4 billion as of December 31, 2011. Profit participation rights amounted to € 1,091 million and cumulative preferred securities amounted to € 291 million as of September 30, 2012.

Since the first quarter 2012, we use a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. Now, we derive our internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10%). As a result, the amount of capital allocated to the segments has increased.

Balance Sheet Management

We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this analysis, we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.

Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.

Leverage Ratio (Target Definition)

We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:

—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS.
—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimated assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

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We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our target definition of the leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our leverage ratio according to our target definition is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

The following table presents the adjustments made in calculating our leverage ratio according to the target definition.

Assets and equity in € bn.	Sep 30, 2012	Dec 31, 2011
Total assets (IFRS)	2,186	2,164

Adjustment for additional derivatives netting	(741)	(782)

Adjustment for additional pending settlements netting	(141)	(105)

Adjustment for additional reverse repo netting	(23)	(10)

Total assets (adjusted)	1,281	1,267

Total equity (IFRS)	57.4	54.7

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	3.0	4.5

Total equity (adjusted)	60.5	59.2

Leverage ratio based on total equity

According to IFRS	38	40

According to target definition	21	21

[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (1.6) billion and € (2.4) billion at September 30, 2012 and at December 31, 2011, respectively.

As of September 30, 2012, on a consolidated basis our leverage ratio amounted to 21 according to our target definition, remaining unchanged compared to year-end 2011, and well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 38 as of September 30, 2012, a slight decrease compared to end of 2011.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital usage by risk type in € m.	Sep 30, 2012	Dec 31, 2011
Credit risk	13,179	12,812

Market risk	13,159	12,003
Trading market risk	4,495	4,724
Nontrading market risk	8,664	7,278

Operational risk	5,082	4,846

Diversification benefit across credit, market and operational risk	(4,496)	(4,264)

Economic capital usage for credit, market and operational risk	26,924	25,397

Business risk	782	980

Total economic capital usage	27,706	26,377

Deutsche Bank	Management Report	38
Interim Report as of September 30, 2012	Risk Report

As of September 30, 2012, our economic capital usage amounted to € 27.7 billion, which was € 1.3 billion, or 5%, above the € 26.4 billion economic capital usage as of December 31, 2011. The higher overall risk position mainly reflected increases in nontrading market risk. The nontrading market risk economic capital usage increased by € 1.4 billion primarily driven by methodology updates in relation to banking book credit spread risk and structural foreign exchange risk as well as by increased exposures. Our economic capital usage for trading market risk decreased by € 230 million largely due to exposure reductions. The economic capital usage for credit risk increased by € 367 million reflecting the impact of regular parameter recalibrations and methodology changes, partially compensated for by exposure reductions. The economic capital usage for operational risk increased to € 5.1 billion as of September 30, 2012, compared to € 4.8 billion at year-end 2011. The primary driver of the increase was a model refinement in the second quarter of 2012.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

in € m. (unless stated otherwise)	Sep 30, 2012	Dec 31, 2011
Capital Supply
Adjusted Active Book Equity[1]	56,530	52,818
Deferred Tax Assets	(7,210)	(8,737)
Total financial assets reclassified to loans: Fair Value Adjustments[2]	(2,349)	(3,323)
Dividend accruals	523	697
Noncontrolling interest[3]	–	694
Hybrid Tier 1 capital instruments	12,675	12,734
Tier 2 capital instruments[4]	11,669	12,044

Capital Supply	71,838	66,927

Capital Demand
Economic Capital Requirement	27,706	26,377
Intangibles	16,287	15,802

Capital Demand	43,993	42,179

Internal Capital Adequacy Ratio	163%	159%

[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 163 % as of September 30, 2012, compared to 159 % as of December 31, 2011. The increase in capital supply, driven by higher adjusted active book equity and reduced deduction items, outweighed the increase in the observed capital demand and determined the development in favor of the ratio. The adjusted book equity increase by € 3.7 billion reflected mainly increases of net income and unrealized gains. The decrease in the noncontrolling interest by € 694 million was due to the increase of the stake in Postbank and effects from the conclusion of the aforementioned domination and profit and loss transfer agreement with Postbank.

Deutsche Bank	Management Report	39
Interim Report as of September 30, 2012	Outlook

Outlook

The Global Economy

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2011 that outlined our expectations for 2012 and 2013.

We expect global economic growth to slow down this year in light of the economic downturn in the eurozone, growing uncertainty as to how the U.S. will handle the expiry of tax concessions at the end of the year (“fiscal cliff”) and tackle its long-term fiscal challenges, as well as the slowdown in the emerging market economies. However, the large-scale interventions by the central banks have tempered the risk of a rapid slump in global growth. In particular, the announcement of the FED to start unlimited quantitative easing until the labor market improves substantially and the ECB’s announcement that, if necessary, it will buy unlimited quantities of government bonds under the new OMT bond-buying program (Outright Monetary Transactions) have eased the tense situation in the eurozone. Additionally, the commencement of the European Stability Mechanism (ESM) has been beneficial.

We have lowered our forecast for global economic growth in 2012 to 2.9% – down from 3.2 % predicted in the second quarter. We have made a slightly sharper downward adjustment to our 2012 growth forecast for Japan and the Asian emerging markets, in particular for India, but also for China. In 2012, economic output in Japan will probably expand by 1.9 % and in the Asian emerging markets by 6.1%. In our previous forecast, we had anticipated growth of 3.1 % and 6.5%, respectively. We have cut our forecast for the U.S. for 2012 by 0.2 percentage points to an anticipated economic growth of 2.1%. The forecast for the eurozone is still a decline of 0.5%. Similarly, our forecast for Germany remains unchanged: we continue to expect growth of 0.8 % in 2012.

In light of the downturn in the global economy, we have slightly lowered our inflation forecast for the current year from 3.4 % to 3.3%. The forecasted inflation rate is now well below the rate of 4.5 % seen in 2011. In Germany, we expect the inflation rate to be around 2.0 % this year, compared with an actual inflation rate of 2.3 % in 2011.

For 2013, we expect a slight acceleration in the pace of global economic growth to 3.2%. However, this is well below the long-term trend growth of 4 % and is 0.3 % lower than our previous forecast for 2013. The European sovereign debt crisis and the major fiscal challenges in the U.S. are likely to be a continued source of uncertainty. In line with this, real GDP in the eurozone is expected, at best, to stagnate in 2013 and real GDP growth in the U.S. is likely to remain weak. This can be expected to have a negative impact on the emerging markets and developing countries due to the close integration of the financial and real economies. Consequently, the upturn in the Asian emerging markets – where we are predicting growth of 6.7 % in 2013 – remains relatively weak. The tense situation in the Middle East continues to pose a risk to the global economy.

The Banking Industry

For European banks, preparations for known and further regulatory changes will probably be at the center of focus until the end of the year and beyond – although the start of Basel 3 planned for the beginning of 2013 will not occur until an agreement between the European Council and Parliament is reached. The start of the EU banking union, which the European Commission announced for January 1, 2013, appears even more unlikely as a number of crucial questions must be clarified beforehand. The debate about more extensive structural changes in the banking industry, which has become more heated in Germany and France lately, was clearly fuelled at the European level by the recently issued report of the Liikanen expert group. Legislative initiatives by the European Commission can therefore be expected for at least some of the proposals over the course of 2013.

Operationally, the banking industry will be facing a very challenging environment during the last quarter of 2012 and next year, especially in Southern Europe, but also in France due to the announced tax increases. The

Deutsche Bank	Management Report	40
Interim Report as of September 30, 2012	Outlook

protracted adjustment process to scale back excessive debt levels and to restore competitiveness will probably place significant burdens on the revenues and earnings of banks operating in Southern Europe for the foreseeable future and will force these banks along with those in the rest of Europe to increasingly seek leaner cost structures and more efficient ways of operating.

In the U.S., following the overall very positive development in the banking industry during the past quarters, there may be a risk of an unintended “fiscal cliff” at the start of the new year, i.e. a massive tightening of government spending and an increase in taxes, which would significantly impact the banking industry across the board. Much depends, therefore, on whether political decision makers can reach a rapid agreement following the Presidential election at the beginning of November on reducing the budget deficit without harming the economy.

The Deutsche Bank Group

Influenced by the macroeconomic environment and legal risks we see a moderate positive development for the remainder of the year. We intend to continue to run lower levels of risk and reduce expenses, while remaining focused on serving our clients in the best possible way.

In June 2012 we launched our strategy review. An interim outcome of this was announced in our Interim Report for the second quarter 2012.

In September 2012 we published our strategic and financial aspirations for 2015 in our Strategy 2015+. For the Group our financial objectives for 2015 include a post-tax return on average active equity of at least 12%, a cost/income ratio of below 65 % and annual cost savings of € 4.5 billion. Operating businesses aim to achieve a post-tax return on average active equity of at least 15%. CB&S targets a post-tax return on average active equity of approximately 15%, a cost/income ratio of less than 65 % and a RWA equivalent of less than € 200 billion. GTB and AWM aim to double income before income taxes to approximately € 2.4 billion and € 1.7 billion, respectively. PBC targets an income before income taxes of approximately € 3.0 billion and a cost/income ratio of less than 60%.

Our aspirations are based on a number of key assumptions, including normalization/stabilization of asset valuations, revenue growth in line with the market, the absence of fundamental changes to current regulatory frameworks on capital or separation of business activities, global GDP growth in the range of 2 % to 4 % per annum over the period, a EUR/USD exchange rate of approximately 1.30 and the achievement of selective consolidation-driven market share gains.

To support the aspirations of our strategy 2015+ a number of strategic initiatives were launched.

We reaffirm our commitment to the universal banking model and to our four business segments. We will strengthen this emphasis with an integrated Asset and Wealth Management division that includes former CB&S businesses such as ETFs.

We aim to secure our long-term competitiveness by achieving operational excellence with major reductions in costs, duplication and complexity in the years ahead. We plan to invest approximately € 4 billion over the next three years with the aim of achieving full run rate annual cost savings of € 4.5 billion in 2015. Nearly 40%, or € 1.7 billion, of the planned savings relate to the infrastructure areas, including investing in new integrated IT platforms, rationalizing regional back-office activities and centralizing procurement. We further plan to consolidate our real-estate footprint by putting approximately 40 properties up for sale. In the current quarter we have established the first phase of the restructuring program.

Additionally, in order to accelerate our deleveraging activities we are creating in the fourth quarter a dedicated Non-Core Operations Unit. As a distinct division, the unit will be transparent, fully accountable, and empowered to manage and sell non-core assets in the most efficient manner for the Bank and our shareholders, starting with an initial aim to reduce the risk-weighted assets equivalent by € 45 billion, or 33%, by March 2013.

Deutsche Bank	Management Report	41
Interim Report as of September 30, 2012	Outlook

We remain committed to managing our capital to comply with all regulatory thresholds even in stress scenarios. The Core Tier 1 capital ratio stays a management priority and we continue to expect a fully loaded Basel 3 Core Tier 1 capital ratio of at least 8 % as of March 31, 2013, and more than 10 % as of March 31, 2015.

As part of our strategic review and the re-segmentation of our business we will perform an assessment of the balance sheet carrying value of the goodwill and other intangible assets. At this stage we cannot rule out an impairment charge although we see no impairment required as of September 30, 2012. We are in the process of finalizing the planning process for 2013 and beyond and will be able to quantify any potential impacts in the fourth quarter 2012.

The Business Segments

In Corporate Banking & Securities (CB&S) we expect the investment banking industry to continue to be negatively impacted by a combination of uncertainty surrounding the macroeconomic outlook and specific industry challenges. Macroeconomic challenges reflect an environment which is likely to continue to be dependent on government policy stimulus and face a period of low growth as well as further potential for shocks. Industry challenges likely to impact performance include the changing regulatory environment and the transformation of the competitive landscape. We expect that these factors will impact activity levels and hence revenues from flow products in Sales & Trading, especially in the money markets, interest rate, credit trading and cash equities businesses. Corporate finance activity levels are also expected to be negatively impacted with Equity Capital Markets issuance likely to remain muted as long as macroeconomic uncertainty persists, despite a currently strong pipeline. While the M&A environment is generally attractive given low valuations and high cash levels, companies are likely to remain unwilling to commit to deals given the uncertain environment.

In Global Transaction Banking (GTB), low interest rate levels will likely continue to impact net interest income in the near- and medium-term. Additionally, the recently difficult market environment may continue to have an adverse impact on revenues. We expect these factors to be counterbalanced by the continued strong volumes of trade finance and cash management transactions.

The newly integrated Asset and Wealth Management (AWM) division is an essential part of our universal banking model. Combining active and passive investment strategies together with retail asset management in one business unit will position us to fully exploit the potential of the roughly € 900 billion in assets under management and invested assets and to generate added value for our customers. In AWM, we expect the business to be influenced by ongoing integration, platform re-engineering and cost efficiency efforts and externally by the developments in the market environments. Equity markets improved through the third quarter 2012, however, uncertainty persists amid continuing economic concerns and global political tension. The adoption and implementation of multiple new regulatory reforms and stricter capital requirements continues to be a major challenge, especially where uncertainty of the impact exists.

The success of Private & Business Clients (PBC) is based on a solid and well diversified business model: With the combination of advisory banking and consumer banking, PBC has built a leading position in its home market, Germany, accompanied by strong positions in other important European markets, and growth investments in key Asian countries. The integration of Postbank and the final conclusion of the domination and profit and loss transfer agreement will enable PBC to fully achieve the synergies. However, the overall macroeconomic outlook for 2012 and 2013 for countries in which PBC operates is mixed. GDP growth in the home market Germany has a slightly positive outlook, while the GDP outlook for most of the European countries in which PBC is present is rather slightly negative. Economic growth in Asia is slowing down. PBC continues to face uncertainties in its operating environment, such as a risk of a significant decline in economic growth, which in turn would result in higher unemployment rates, could lead to increasing credit loss provisions and lower business growth, mainly outside Germany. The development of investment product markets and the respective revenues depend especially on the further development of the European sovereign debt crisis. Additionally, the continued low interest rates may further negatively impact PBC’s deposit margins. However, PBC will target at strengthening its German credit business and expand margins, especially outside Germany in the coming years.

Deutsche Bank	Consolidated Financial Statements	43
Interim Report as of September 30, 2012	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Interest and similar income	7,571	8,611	25,183	26,818

Interest expense	3,854	4,337	13,379	13,884

Net interest income	3,717	4,274	11,804	12,934

Provision for credit losses	555	463	1,287	1,300

Net interest income after provision for credit losses	3,162	3,811	10,517	11,634

Commissions and fee income	3,030	2,806	8,679	8,934

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,816	(422)	5,174	2,941

Net gains (losses) on financial assets available for sale	65	(137)	118	264

Net income (loss) from equity method investments	164	57	72	93

Other income (loss)	(133)	737	26	1,164

Total noninterest income	4,942	3,041	14,069	13,396

Compensation and benefits	3,302	2,694	10,349	10,337

General and administrative expenses	3,238	3,324	9,678	8,917

Policyholder benefits and claims	161	(108)	307	35

Impairment of intangible assets	–	–	10	–

Restructuring activities	276	–	276	–

Total noninterest expenses	6,977	5,910	20,620	19,289

Income before income taxes	1,127	942	3,966	5,741

Income tax expense	372	165	1,148	1,601

Net income	755	777	2,818	4,140

Net income attributable to noncontrolling interests	8	52	40	155

Net income attributable to Deutsche Bank shareholders	747	725	2,778	3,985

Earnings per Common Share
	Three months ended		Nine months ended
	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Earnings per common share:

Basic	€0.80	€0.79	€2.98	€4.28

Diluted	€0.78	€0.74	€2.90	€4.08

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	934.0	921.4	932.3	931.8

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	957.4	951.0	957.2	970.3

Deutsche Bank	Consolidated Financial Statements	44
Interim Report as of September 30, 2012	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Net income recognized in the income statement	755	777	2,818	4,140

Other comprehensive income (loss)

Actuarial gains (losses) related to defined benefit plans, before tax [1,2]	(462)	310	(503)	427

Unrealized net gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	757	(678)	1,364	(245)
Net (gains) losses reclassified to profit or loss, before tax	(37)	176	(29)	(172)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	14	(169)	12	(166)
Net (gains) losses reclassified to profit or loss, before tax	11	1	34	2

Unrealized net gains (losses) on assets classified as held for sale, before tax	–	(5)	–	31

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(231)	1,595	12	420
Net (gains) losses reclassified to profit or loss, before tax	–	–	(5)	–

Unrealized net gains (losses) from equity method investments	(21)	54	(28)	(19)

Tax on net gains (losses) in other comprehensive income	44	101	33	(78)

Other comprehensive income (loss), net of tax	75	1,385	890	200

Total comprehensive income, net of tax	830	2,162	3,708	4,340

Attributable to:
Noncontrolling interests	4	(3)	141	111
Deutsche Bank shareholders	826	2,165	3,567	4,229

[1]

In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	45
Interim Report as of September 30, 2012	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2012	Dec 31, 2011
Cash and due from banks	26,293	15,928

Interest-earning deposits with banks	135,323	162,000

Central bank funds sold and securities purchased under resale agreements	46,221	25,773

Securities borrowed	33,558	31,337

Financial assets at fair value through profit or loss
Trading assets	256,278	240,924
Positive market values from derivative financial instruments	805,813	859,582
Financial assets designated at fair value through profit or loss	202,584	180,293

Total financial assets at fair value through profit or loss	1,264,675	1,280,799

Financial assets available for sale	48,605	45,281

Equity method investments	3,661	3,759

Loans	403,280	412,514

Property and equipment	5,094	5,509

Goodwill and other intangible assets	16,287	15,802

Other assets	193,356	154,794

Income tax assets[1]	9,293	10,607

Total assets	2,185,646	2,164,103

Liabilities and Equity in € m.	Sep 30, 2012	Dec 31, 2011
Deposits	607,596	601,730

Central bank funds purchased and securities sold under repurchase agreements	64,623	35,311

Securities loaned	3,897	8,089

Financial liabilities at fair value through profit or loss
Trading liabilities	59,439	63,886
Negative market values from derivative financial instruments	785,862	838,817
Financial liabilities designated at fair value through profit or loss	125,007	118,318
Investment contract liabilities	7,770	7,426

Total financial liabilities at fair value through profit or loss	978,078	1,028,447

Other short-term borrowings	70,119	65,356

Other liabilities	228,066	187,816

Provisions	2,973	2,621

Income tax liabilities [1]	3,039	4,313

Long-term debt	157,566	163,416

Trust preferred securities	12,278	12,344

Obligation to purchase common shares	3	–

Total liabilities	2,128,238	2,109,443

Common shares, no par value, nominal value of € 2.56	2,380	2,380

Additional paid-in capital	23,588	23,695

Retained earnings	31,976	30,119

Common shares in treasury, at cost	(166)	(823)

Equity classified as obligation to purchase common shares	(3)	–

Accumulated other comprehensive income (loss), net of tax [2]	(960)	(1,981)

Total shareholders’ equity	56,815	53,390

Noncontrolling interests	593	1,270

Total equity	57,408	54,660

Total liabilities and equity	2,185,646	2,164,103

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	46
Interim Report as of September 30, 2012	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–

Total comprehensive income, net of tax[2]	–	–	3,985	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(691)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	–	–	350	–	–

Net change in share awards in the reporting period	–	174	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	854	–

Tax benefits related to share-based compensation plans	–	(76)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(131)	–	–	–

Purchases of treasury shares	–	–	–	(11,364)	–

Sale of treasury shares	–	–	–	9,924	–

Net gains (losses) on treasury shares sold	–	(62)	–	–	–

Other	–	207	–	–	–

Balance as of September 30, 2011	2,380	23,627	29,619	(1,036)	–

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–

Total comprehensive income, net of tax[2]	–	–	2,778	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(689)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax[3]	–	–	(232)	–	–

Net change in share awards in the reporting period	–	(488)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,263	–

Tax benefits related to share-based compensation plans	–	–	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(4)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	1

Option premiums and other effects from options on common shares	–	(63)	–	–	–

Purchases of treasury shares	–	–	–	(9,497)	–

Sale of treasury shares	–	–	–	8,891	–

Net gains (losses) on treasury shares sold	–	68	–	–	–

Other	–	376	–	–	–

Balance as of September 30, 2012	2,380	23,588	31,976	(166)	(3)

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
[3]	Assumptions for the IFRS pension discount rate were refined. For details please refer to the Basis of Preparation.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of September 30, 2012	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Noncontrolling interests	Total equity
(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

(329)	(106)	18	332	(20)	(105)	3,880	112	3,992

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(691)	–	(691)

–	–	–	–	–	–	350	(1)	349

–	–	–	–	–	–	174	–	174

–	–	–	–	–	–	854	–	854

–	–	–	–	–	–	(76)	–	(76)

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(131)	–	(131)

–	–	–	–	–	–	(11,364)	–	(11,364)

–	–	–	–	–	–	9,924	–	9,924

–	–	–	–	–	–	(62)	–	(62)

–	–	–	–	–	–	207	(436)	(229)

(442)	(285)	7	(2,001)	15	(2,706)	51,884	1,224	53,108

(617)	(226)	–	(1,166)	28	(1,981)	53,390	1,270	54,660

844	42	–	163	(28)	1,021	3,799	145	3,944

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(689)	(5)	(694)

–	–	–	–	–	–	(232)	(4)	(236)

–	–	–	–	–	–	(488)	–	(488)

–	–	–	–	–	–	1,263	–	1,263

–	–	–	–	–	–	–	–	–

–	–	–	–	–	–	(4)	–	(4)

–	–	–	–	–	–	1	–	1

–	–	–	–	–	–	(63)	–	(63)

–	–	–	–	–	–	(9,497)	–	(9,497)

–	–	–	–	–	–	8,891	–	8,891

–	–	–	–	–	–	68	–	68

–	–	–	–	–	–	376	(813)	(437)

227	(184)	–	(1,003)	–	(960)	56,815	593	57,408

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of September 30, 2012	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011
Net income	2,818	4,140

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,287	1,300
Restructuring activities	276	–
Gain on sale of financial assets available for sale, equity method investments, and other	(317)	(731)
Deferred income taxes, net	850	197
Impairment, depreciation and other amortization, and accretion	2,116	2,242
Share of net income (loss) from equity method investments	(297)	(141)

Income adjusted for noncash charges, credits and other items	6,733	7,007

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	4,606	(31,229)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(22,537)	(22,600)
Financial assets designated at fair value through profit or loss	(21,714)	(22,922)
Loans	6,003	(7,082)
Other assets	(36,636)	(83,410)
Deposits	4,127	53,548
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [1]	6,290	(4,256)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	24,926	19,738
Other short-term borrowings	4,558	(990)
Other liabilities	40,614	76,766
Senior long-term debt [2]	(5,544)	(10,615)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(24,634)	19,452
Other, net	(2,509)	36

Net cash used in operating activities	(15,717)	(6,557)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	5,940	19,210
Maturities of financial assets available for sale	11,173	9,006
Sale of equity method investments	68	504
Sale of property and equipment	122	57
Purchase of:
Financial assets available for sale	(11,113)	(15,891)
Equity method investments	(11)	(746)
Property and equipment	(387)	(499)
Net cash received in business combinations/divestitures	89	328
Other, net	(534)	(375)

Net cash provided by investing activities	5,347	11,594

Cash flows from financing activities:
Issuances of subordinated long-term debt	17	53
Repayments and extinguishments of subordinated long-term debt	(483)	(359)
Issuances of trust preferred securities	8	37
Repayments and extinguishments of trust preferred securities	(19)	(43)
Purchases of treasury shares	(9,497)	(11,365)
Sale of treasury shares	8,865	9,840
Dividends paid to noncontrolling interests	(5)	(4)
Net change in noncontrolling interests	(92)	(317)
Cash dividends paid	(689)	(691)

Net cash used in financing activities	(1,895)	(2,849)

Net effect of exchange rate changes on cash and cash equivalents	160	(1,215)

Net decrease in cash and cash equivalents	(12,105)	973
Cash and cash equivalents at beginning of period	81,946	66,353
Cash and cash equivalents at end of period	69,841	67,326

Net cash provided by (used in) operating activities include

Income taxes paid, net	938	839

Interest paid	13,157	13,607

Interest and dividends received	25,687	26,947

Cash and cash equivalents comprise

Cash and due from banks	26,293	23,707

Interest-earning demand deposits with banks (not included: time deposits of € 91,775 million as of September 30, 2012, and € 73,570 million as of September 30, 2011)	43,548	43,619

Total	69,841	67,326

[1]

Included are senior long-term debt issuances of € 7,194 million and € 7,208 million and repayments and extinguishments of € 8,754 million and € 5,735 million through September 30, 2012 and September 30, 2011, respectively.

[2]

Included are issuances of € 23,398 million and € 30,630 million and repayments and extinguishments of € 31,432 million and € 33,825 million through September 30, 2012 and September 30, 2011, respectively.

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of September 30, 2012	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supple-mentary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2011, for which the same accounting policies have been applied.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In the first and the second quarter 2012, the Group has adjusted the discount rate assumption for its pension plans in Germany. Please refer to the section “Information on the Income Statement – Pensions and Other Post-employment Benefits” for further details.

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of September 30, 2012	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

Since January 1, 2012 no new accounting pronouncements which are relevant to the Group have been adopted.

New Accounting Pronouncements

The amendments to IAS 1, “Presentation of Financial Statements”, IAS 19, “Employee Benefits”, IAS 32, “Offsetting Financial Assets and Financial Liabilities”, IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities” (including amendments to the transition guidance for IFRS 10-12 issued in June 2012), IFRS 13, “Fair Value Measurement”, IFRS 9 and IFRS 9 R, “Financial Instruments” will be relevant to the Group but were not effective as of September 30, 2012 and therefore have not been applied in preparing these financial statements. IFRS 7, “Disclosures – Transfers of Financial Assets”, which requires annual disclosures for transfers of financial assets, became effective for the Group on January 1, 2012 but will only be applied in the 2012 year-end financial statements. While approved by the IASB, each of the standards – except for IAS 1, “Presentation of Financial Statements”, IAS 19, “Employee Benefits” and IFRS 7, “Disclosures – Transfers of Financial Assets” – have yet to be endorsed by the EU.

The Group is currently evaluating the potential impact that the adoption of the amendments to IAS 32, IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities”, IFRS 12, IFRS 13, IFRS 9 and IFRS 9 R will have on its consolidated financial statements. The adoption of the amendments to IAS 1, IAS 19, IFRS 7, “Disclosures – Transfers of Financial Assets”, IFRS 10 and IFRS 11 is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of September 30, 2012	Segment Information (unaudited)

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

In the first nine months of 2012 the Group´s segment operations were affected by the sale of Deutsche Postbank AG´s Asset Management activities to DWS Group. Effective August 15, 2012, these activities have been transferred from the Corporate Division Private & Business Clients to the Corporate Division Asset and Wealth Management.

Following the changes in the Management Board, a strategic review was launched. In September 2012, the Bank published its strategic and financial aspirations for 2015 reaffirming its commitment to the universal banking model and to the four business segments. This emphasis will be strengthened by an integrated Asset and Wealth Management division that includes former CB&S businesses such as ETFs. Additionally, in order to accelerate the deleveraging activities, the Bank is creating in the fourth quarter 2012 a dedicated Non-Core Operations Unit. As a distinct division, the unit will be transparent, fully accountable, and empowered to manage and sell non-core assets. These changes will be implemented in the Group´s management reporting systems in the fourth quarter 2012.

Measurement of Segment Profit or Loss

The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding methodology as a reaction to the significant changes of funding costs during the sovereign debt crisis and in the first quarter 2012 adopted a refinement of internal funding rates used to more adequately reflect external funding cost and the benefit of liquidity provided by unsecured funding sources.

The net financial impact from the refinement on the business segments for the nine months ended September 30, 2012 was as follows:

— GTB (€ 16 million), AWM (€ 28 million), PBC (€ 21 million) and CI (€ 7 million) received additional funding benefit.

— CB&S (€ 72 million) received additional funding cost.

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of September 30, 2012	Segment Information (unaudited)

Allocation of Average Active Equity

In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology, economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remained unchanged. The total amount allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0%, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10.0%). As a result, the amount of capital allocated to the segments has increased, predominantly in CIB. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2012 and September 30, 2011.

Three months ended Sep 30, 2012	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,305	1,001	5,306	971	2,554	3,524	241	(413)	8,659

Provision for credit losses	278	35	312	14	228	242	0	1	555

Total noninterest expenses	3,355	626	3,981	896	1,834	2,729	341	(74)	6,977

therein:
Policyholder benefits and claims	161	–	161	(0)	–	(0)	–	(0)	161
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	185	–	185	90	–	90	0	–	276

Noncontrolling interests	10	–	10	(3)	0	(3)	(0)	(7)	–

Income (loss) before income taxes	662	340	1,003	64	492	556	(100)	(332)	1,127

Cost/income ratio	78%	63%	75%	92%	72%	77%	141%	N/M	81%

Assets[1]	1,741,708	90,735	1,810,553	59,746	343,121	402,841	22,309	9,639	2,185,646

Risk-weighted assets	208,510	27,552	236,062	13,854	92,493	106,347	11,230	12,419	366,058

Average active equity[2]	26,470	3,091	29,561	5,893	13,644	19,537	1,344	6,127	56,569

Pre-tax return on average active equity[3]	10%	44%	14%	4%	14%	11%	(30) %	N/M	8%

N/M – Not meaningful

[1]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[3]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 8%.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of September 30, 2012	Segment Information (unaudited)

Three months ended Sep 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	2,602	941	3,543	876	2,426	3,302	213	258	7,315

Provision for credit losses	51	41	92	11	359	370	0	(0)	463

Total noninterest expenses	2,473	640	3,113	680	1,729	2,409	299	89	5,910

therein:
Policyholder benefits and claims	(107)	–	(107)	0	–	0	–	(0)	(108)
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	0	–	–	–	–

Noncontrolling interests	8	–	8	(1)	28	27	(1)	(34)	–

Income (loss) before income taxes	70	259	329	186	310	495	(85)	202	942

Cost/income ratio	95%	68%	88%	78%	71%	73%	141%	N/M	81%

Assets (as of Dec 31, 2011)[1]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	11,154	2,164,103

Risk-weighted assets (as of Dec 31, 2011)	228,711	26,986	255,698	16,344	95,472	111,816	11,848	1,884	381,246

Average active equity[2]	22,481	3,029	25,510	5,558	13,629	19,188	1,429	4,581	50,708

Pre-tax return on average active equity[3]	1%	34%	5%	13%	9%	10%	(24) %	N/M	7%

N/M – Not meaningful

[1]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[3]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 7%.

Nine months ended Sep 30, 2012	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	13,051	2,940	15,991	2,745	7,480	10,224	507 [1]	(850)	25,873

Provision for credit losses	474	115	589	28	665	693	4	1	1,287

Total noninterest expenses	9,820	1,835	11,656	2,478	5,469	7,947	983	34	20,620

therein:
Policyholder benefits and claims	307	–	307	0	–	0	–	–	307
Impairment of intangible assets	–	–	–	–	10	10	–	–	10
Restructuring activities	185	–	185	90	–	90	0	–	276

Noncontrolling interests	20	–	20	(3)	42	40	(7)	(52)	–

Income (loss) before income taxes	2,737	990	3,727	241	1,303	1,544	(473)	(833)	3,966

Cost/income ratio	75%	62%	73%	90%	73%	78%	194%	N/M	80%

Assets[2]	1,741,708	90,735	1,810,553	59,746	343,121	402,841	22,309	9,639	2,185,646

Risk-weighted assets	208,510	27,552	236,062	13,854	92,493	106,347	11,230	12,419	366,058

Average active equity[3]	26,788	3,036	29,824	5,814	13,557	19,371	1,297	4,857	55,350

Pre-tax return on average active equity[4]	14%	43%	17%	6%	13%	11%	(49) %	N/M	9%

N/M – Not meaningful

[1]	Includes an impairment of € 257 million related to the exposure in Actavis.
[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 9%.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of September 30, 2012	Segment Information (unaudited)

Nine months ended Sep 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total	Corporate Investments	Consoli- dation & Adjustments	Total Consolidated
Net revenues	12,422	2,679	15,102	2,853	8,061	10,915	587	(274)	26,330

Provision for credit losses	159	94	252	43	998	1,042	6	(0)	1,300

Total noninterest expenses	8,913	1,747	10,659	2,208	5,353	7,561	972	96	19,289

therein:
Policyholder benefits and claims	35	–	35	0	–	0	–	–	35
Impairment of intangible assets	–	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	0	–	–	–	–

Noncontrolling interests	24	–	24	(1)	155	154	(2)	(176)	–

Income (loss) before income taxes	3,327	839	4,166	602	1,555[1]	2,158	(389)	(194)	5,741

Cost/income ratio	72%	65%	71%	77%	66%	69%	166%	N/M	73%

Assets (as of Dec 31, 2011)[2]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	11,154	2,164,103

Risk-weighted assets (as of Dec 31, 2011)	228,711	26,986	255,698	16,344	95,472	111,816	11,848	1,884	381,246

Average active equity[3]	22,828	3,050	25,878	5,670	13,739	19,409	1,421	3,122	49,829

Pre-tax return on average active equity[4]	19%	37%	21%	14%	15%	15%	(37) %	N/M	15%

N/M – Not meaningful

[1]

Includes € 236 million positive impact related to the stake in Hua Xia Bank for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011. This positive impact is excluded from the Group’s target definition.

[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk-weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Starting 2012, the Group derives its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (previously, this was calculated based on a Tier 1 ratio of 10.0%). Prior periods were adjusted to reflect this change.

[4]

For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2011. For “Total Consolidated”, pre-tax return on average shareholders’ equity is 15%.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

Loss before income taxes in Consolidation & Adjustments (C&A) was € 332 million in the third quarter 2012, compared to an income before income taxes of € 202 million in the prior year quarter. This development was predominantly attributable to timing differences from different accounting methods used for management reporting and IFRS which amounted to negative € 273 million in the third quarter 2012 compared to positive € 259 million in the prior year quarter. The negative effects in the current quarter, which will reverse over the life of the positions, included approximately € 135 million attributable to a significant narrowing of mid to long-term spreads on the mark-to–market valuation of U.S. dollar/euro basis swaps related to the Group’s funding. In contrast, the mark-to-market valuation of U.S. dollar/euro basis swaps did not lead to a significant result in the prior year quarter. The third quarter 2012 was additionally impacted by negative effects of approximately € 90 million from different accounting methods related to economically hedged short-term positions which resulted from the reversal of prior period interest rate effects and from changes in short-term euro interest rates. In addition, the narrowing of credit spreads of the Group’s own debt contributed mark-to-market losses of approximately € 50 million to the result in C&A. The latter two accounting differences were the main drivers of the mark-to-market gain in the prior year quarter. In addition, results in the third quarter 2012 included a credit for the UK bank levy due to the application of a related double tax treaty, which more than offset the accrual for the German bank levy.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of September 30, 2012	Segment Information (unaudited)

In C&A, loss before income taxes was € 833 million in the first nine months of 2012 compared to a loss of € 194 million in the first nine months of 2011. The increase was primarily driven by the aforementioned effects from different accounting methods used for management reporting and IFRS, which amounted to negative € 653 million in the first nine months 2012 compared to negative € 128 million in the prior year comparison period. The negative effects in the first nine months 2012 included approximately € 280 million which were attributable to the U.S. dollar/euro basis swap spreads, approximately € 250 million related to economically hedged short-term positions as well as approximately € 100 million resulting from the narrowing of credit spreads of the Group’s own debt. In addition, negative effects from hedging of net investments in foreign operations were higher than in the prior year comparison period driven by increased forward interest rates of the hedged currencies. Also contributing to the higher loss was a reduction in the reversal of noncontrolling interests, mainly related to Postbank. Partly offsetting were positive effects from interest on taxes.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and nine months ended September 30, 2012 and September 30, 2011, respectively.

	Corporate & Investment Bank
	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Sales & Trading (debt and other products)	2,500	1,496	8,067	7,536

Sales & Trading (equity)	642	384	1,914	1,883

Total Sales & Trading	3,142	1,880	9,981	9,418

Origination (debt)	377	169	1,039	865

Origination (equity)	140	68	367	492

Total Origination	517	236	1,407	1,357

Advisory	159	138	417	449

Loan products	339	429	945	1,166

Transaction services	1,001	941	2,940	2,679

Other products	147	(82)	301	32

Total[1]	5,306	3,543	15,991	15,102

[1]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Discretionary portfolio management/fund management	607	564	1,702	1,777

Advisory/brokerage	395	402	1,236	1,365

Credit products	673	659	1,976	1,933

Deposits and payment services	554	566	1,751	1,689

Other products[1]	1,297	1,110	3,559	4,151

Total [2]	3,524	3,302	10,224	10,915

[1]	Revenues from Other products include Postbank.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of September 30, 2012	Information on the Consolidated Income Statement (unaudited)

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities

at Fair Value through Profit or Loss by Group Division

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Net interest income	3,717	4,274	11,804	12,934

Trading income[1]	2,674	(1,418)	5,078	1,863

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(857)	996	96	1,078

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,816	(422)	5,174	2,941

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,533	3,852	16,978	15,875

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	457	195	1,353	1,247
Sales & Trading (debt and other products)	2,438	816	7,631	6,416
Total Sales & Trading	2,895	1,011	8,984	7,664

Loan products[3]	202	236	398	501

Transaction services	460	470	1,341	1,315

Remaining products[4]	77	111	371	504

Total Corporate & Investment Bank	3,634	1,828	11,094	9,985

Private Clients and Asset Management	1,888	1,915	5,534	5,804

Corporate Investments	(7)	31	27	104

Consolidation & Adjustments	18	78	323	(19)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,533	3,852	16,978	15,875

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains of € 46 million from securitization structures for both the three months ended September 30, 2012 and September 30, 2011, respectively and a gain of € 85 million and a loss of € (49) million for the nine months ended September 30, 2012 and September 30, 2011. Fair value movements on related instruments of € 17 million and of € (213) million for the three months ended September 30, 2012 and September 30, 2011, respectively, and € 10 million and € (36) million for the nine months ended September 30, 2012 and September 30, 2011 are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Commissions and fees from fiduciary activities	894	826	2,553	2,600

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	955	801	2,659	2,947

Fees for other customer services	1,181	1,179	3,467	3,387

Total commissions and fee income	3,030	2,806	8,679	8,934

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of September 30, 2012	Information on the Consolidated Income Statement (unaudited)

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Expenses for retirement benefit plans:
Current service cost	62	57	191	190
Interest cost	156	151	464	451
Expected return on plan assets	(146)	(133)	(433)	(398)
Past service cost (credit) recognized immediately	1	4	3	12

Total retirement benefit plans	73	79	225	255

Expenses for post-employment medical plans:
Current service cost	1	–	3	2
Interest cost	2	2	5	6
Past service cost (credit) recognized immediately	–	(13)	–	(13)

Total post-employment medical plans	3	(11)	8	(5)

Total expenses defined benefit plans	76	68	233	250

Total expenses for defined contribution plans	93	95	293	279

Total expenses for post-employment benefits	169	163	526	529

Employer contributions to mandatory German social security pension plan	54	56	172	172

The Group expects currently to contribute approximately € 125 million to the plan assets of its retirement benefit plans in 2012. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2012.

For the Group’s most significant pension plans, the discount rate at each measurement date is set based on a high quality corporate bond yield curve approach. Such an approach reflects the actual timing and amount of the expected future benefit payments for the respective plans. Effective March 31, 2012 the Group decided to broaden the underlying bond universe relating to the discount rate applied in Germany by including high quality covered bonds. This recalibration resulted in an increase in the discount rate of 30 basis points and consequently to an actuarial gain of approximately € 308 million before tax in the first quarter 2012. Furthermore, effective June 30, 2012 and with respect to the determination of the same discount rate, the Group decided to refine the curve extrapolation by adjusting the underlying bonds. The purpose of this refinement was to stabilize the methodology. This resulted in an increase in the discount rate of 40 basis points and consequently to an actuarial gain of approximately € 395 million before tax in the second quarter 2012. The resultant discount rate applied by using the revised method to determine the defined benefit pension obligations in Germany as of September 30, 2012 is 4.2%.

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
General and administrative expenses:

IT costs	632	537	1,846	1,638

Occupancy, furniture and equipment expenses	536	477	1,582	1,429

Professional service fees	477	398	1,350	1,155

Communication and data services	234	207	690	631

Travel and representation expenses	123	130	392	391

Payment and clearing services	157	130	464	379

Marketing expenses	87	95	269	294

Consolidated investments	207	163	574	482

Other expenses[1]	785	1,187	2,511	2,518
Total general and administrative expenses	3,238	3,324	9,678	8,917

1 Included within other expenses are litigation related expenses of € 289 million for the third quarter 2012 and of € 180 million for the third quarter 2011.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of September 30, 2012	Information on the Consolidated Income Statement (unaudited)

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to invest approximately € 4 billion over the next three years with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

The Group disclosed in its Interim Report as of June 30, 2012 a headcount reduction of approximately 1,900. During the third quarter of 2012 the Group revised this number and identified 1,993 headcount that will be reduced through restructuring and other means. Of these reductions, 548 headcount have been reduced through activities that were not eligible for treatment as restructuring charges pursuant to the restructuring program described in the following paragraph, for instance voluntary leavers and retirements where the roles will not be replaced. The remaining 1,445 headcount have been identified as restructuring eligible, the majority across the UK, the U.S. and Asia/Pacific. The total headcount reductions were identified within the Corporate Banking & Securities Corporate Division (814 headcount) and the Asset and Wealth Management Corporate Division (562 headcount), with the remainder in Infrastructure functions (617 headcount) primarily supporting the Corporate Banking & Securities Corporate Division.

In the third quarter of 2012 the Group’s Management Board approved an initial phase of a restructuring expense budget of € 400 million which forms part of the planned total costs of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of future employee services and contract termination costs related to real estate. Restructuring expenses of € 276 million were recognized in the third quarter of 2012, thereof € 222 million for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 54 million was incurred for the acceleration of deferred compensation awards not yet amortized. Of the total amount of € 276 million, the Corporate Banking & Securities Corporate Division and the Asset and Wealth Management Corporate Division were charged € 185 million and € 90 million, respectively, including allocations from Infrastructure functions.

Approximately half of the remaining approved restructuring expense budget is expected to be utilized in the fourth quarter of 2012.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2012	Dec 31, 2011
Trading assets:
Trading securities	228,454	214,087
Other trading assets[1]	27,824	26,837

Total trading assets	256,278	240,924

Positive market values from derivative financial instruments	805,813	859,582

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	131,699	117,284
Securities borrowed	36,956	27,261
Loans	22,214	24,220
Other financial assets designated at fair value through profit or loss	11,716	11,528

Total financial assets designated at fair value through profit or loss	202,584	180,293

Total financial assets at fair value through profit or loss	1,264,675	1,280,799

1 Includes traded loans of € 18,376 million and € 18,039 million as of September 30, 2012 and December 31, 2011, respectively.

in € m.	Sep 30, 2012	Dec 31, 2011
Trading liabilities:
Trading securities	56,495	60,005
Other trading liabilities	2,944	3,881

Total trading liabilities	59,439	63,886

Negative market values from derivative financial instruments	785,862	838,817

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	91,564	93,606
Loan commitments	638	1,192
Long-term debt	14,691	13,889
Other financial liabilities designated at fair value through profit or loss	18,114	9,631

Total financial liabilities designated at fair value through profit or loss	125,007	118,318

Investment contract liabilities[1]	7,770	7,426

Total financial liabilities at fair value through profit or loss	978,078	1,028,447

1 These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Sep 30, 2012	Dec 31, 2011
Debt securities	42,960	39,381

Equity securities	1,523	1,868

Other equity interests	1,027	1,116

Loans	3,095	2,916

Total financial assets available for sale	48,605	45,281

For information on financial assets/liabilities related to certain European countries see page 29 of this report.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

The following table shows carrying values and fair values as of September 30, 2012 and December 31, 2011 of the assets reclassified in 2008 and 2009.

	Sep 30, 2012		Dec 31, 2011
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitized assets[1]	3,966	2,980	6,733	5,501
Debt securities	809	773	859	823
Loans	7,441	6,747	7,754	7,117

Total trading assets reclassified to loans	12,216	10,500	15,346	13,441

Financial assets available for sale reclassified to loans:
Securitized assets[1]	5,214	4,847	6,220	5,359
Loans	1,333	1,490	1,337	1,427

Total financial assets available for sale reclassified to loans	6,547	6,337	7,557	6,786

Total financial assets reclassified to loans	18,763	16,837	22,903	20,227

1 Securitized assets consist of mortgage- and asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. For the nine months ended September 30, 2012 the Group sold reclassified assets with a carrying value of € 3.0 billion. Of the sales that occurred in this period € 2.7 billion were for assets that were previously classified as trading including € 1.7 billion of mortgage-backed securities. Sales in this period resulted in net losses of € 78 million, driven by € 84 million relating to losses deemed to be impairments on disposal. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

In addition to sales, the decrease in the carrying value of reclassified assets includes redemptions and maturities of € 291 million on assets previously classified as trading and € 378 million on assets previously classified as available for sale. Provision for credit losses taken during the period were mostly against securitized assets formerly classified as available for sale.

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	66	(227)	(17)	216

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(11)	(6)	(14)	(4)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	130	(66)	328	217

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Interest income	130	163	459	550

Provision for credit losses[1]	(98)	(25)	(156)	(125)

Other income[2]	28	10	8	33

Income before income taxes on reclassified trading assets	60	148	311	458

Interest income	35	34	132	104

Provision for credit losses[1]	(132)	–	(228)	–

Other income[2]	1	–	(3)	–

Income (loss) before income taxes on reclassified financial assets available for sale	(96)	34	(99)	104

1 Includes losses on sale of impaired assets.

2 Predominantly relates to gains from the sale of reclassified assets.

Financial Instruments carried at Fair Value

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These instruments include: many over-the-counter (OTC) derivatives; many investment-grade listed credit bonds; some credit default swaps (CDS); many collateralized debt obligations (CDO); and many less- liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These instruments include: more complex OTC derivatives; distressed debt; highly structured bonds; illiquid asset-backed securities (ABS); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real-estate (CRE) loans; illiquid loans; and some municipal bonds.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2011.

	Sep 30, 2012			Dec 31, 2011
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	108,994	109,158	10,302	99,487	103,327	11,272
Positive market values from derivative financial instruments	12,981	775,232	17,600	15,947	822,009	21,626
Other trading assets	857	22,473	4,494	847	20,773	5,218
Financial assets designated at fair value through profit or loss	7,562	190,894	4,128	6,907	168,224	5,162
Financial assets available for sale	16,201	28,371	4,033	9,888[1]	31,098[1]	4,295
Other financial assets at fair value	–	7,914 [2]	–	–	7,511[2]	–

Total financial assets held at fair value	146,595	1,134,042	40,557	133,076[1]	1,152,942[1]	47,573

Financial liabilities held at fair value:
Trading securities	37,615	18,536	343	35,033	24,625	347
Negative market values from derivative financial instruments	11,712	764,815	9,335	12,815	814,696	11,306
Other trading liabilities	23	2,922	–	22	3,845	14
Financial liabilities designated at fair value through profit or loss	846	122,536	1,625	116	116,198	2,004
Investment contract liabilities[4]	–	7,770	–	–	7,426	–
Other financial liabilities at fair value	–	5,370 [2]	(205)[3]	–	4,159[2]	(250)[3]

Total financial liabilities held at fair value	50,196	921,949	11,098	47,986	970,949	13,421

[1]	Prior year numbers have been adjusted to correctly classify € 5,928 million financial assets available for sale which should have been included in Level 1 of the fair value hierarchy.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 “Insurance and Investment Contracts” of the Financial Report 2011 for more detail on these contracts.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

Total level 3 assets decreased by € 7 billion for the nine months ended September 30, 2012. The decrease was mainly due to positive market values from derivative financial instruments. The main drivers for the decrease were mark-to-market movements and settlements as well as transfers from level 3 into level 2 of the fair value hierarchy due to increased observability of input parameters.

Total level 3 liabilities decreased by € 2.3 billion for the nine months ended September 30, 2012. The decrease was mainly due to negative market values from derivative financial instruments and financial liabilities designated at fair value through profit and loss. The main drivers for the decrease were settlements, transfers from level 3 into level 2 of the fair value hierarchy due to increased observability of input parameters and mark-to-market movements.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy during the period.

Allowance for Credit Losses

Allowance for loan losses	Nine months ended Sep 30, 2012			Nine months ended Sep 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296

Provision for loan losses	840	456	1,296	594	713	1,307

Net charge-offs	(606)	(213)	(819)	(434)	(282)	(716)
Charge-offs	(632)	(345)	(977)	(463)	(383)	(846)
Recoveries	26	132	158	29	101	130

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(56)	–	(56)	(30)	(44)	(74)

Balance, end of period	2,190	2,393	4,583	1,773	2,040	3,813

Allowance for off-balance sheet positions	Nine months ended Sep 30, 2012			Nine months ended Sep 30, 2011
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	127	98	225	108	110	218

Provision for off-balance sheet positions	(14)	5	(9)	(2)	(5)	(7)

Usage	–	–	–	–	–	–

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	–	1	1	(1)	(3)	(4)

Balance, end of period	113	104	217	105	102	207

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of September 30, 2012	Information on the Consolidated Balance Sheet (unaudited)

Other Assets and Other Liabilities

in € m.	Sep 30, 2012	Dec 31, 2011
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	67,825	63,772
Receivables from prime brokerage	7,325	9,652
Pending securities transactions past settlement date	7,387	3,479
Receivables from unsettled regular way trades	79,275	45,907

Total brokerage and securities related receivables	161,812	122,810

Accrued interest receivable	3,117	3,598

Assets held for sale	4,077	2,366

Other	24,350	26,020

Total other assets	193,356	154,794

in € m.	Sep 30, 2012	Dec 31, 2011
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	62,172	58,419
Payables from prime brokerage	34,997	32,255
Pending securities transactions past settlement date	4,321	2,823
Payables from unsettled regular way trades	79,146	46,236

Total brokerage and securities related payables	180,635	139,733

Accrued interest payable	3,964	3,665

Liabilities held for sale	–	1,669

Other	43,467	42,749

Total other liabilities	228,066	187,816

Long-Term Debt
in € m.	Sep 30, 2012	Dec 31, 2011
Senior debt:

Bonds and notes
Fixed rate	105,656	104,906
Floating rate	40,538	46,735

Subordinated debt:

Bonds and notes
Fixed rate	6,563	6,781
Floating rate	4,809	4,994

Total long-term debt	157,566	163,416

Shares Issued and Outstanding
in million	Sep 30, 2012	Dec 31, 2011
Shares issued	929.5	929.5

Shares in treasury	3.5	24.9

– thereof buyback	3.2	24.1

– thereof other	0.3	0.8

Shares outstanding	926.0	904.6

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Other Financial Information (unaudited)

Regulatory Capital

Starting December 31, 2011, the calculation of the Group’s capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m. (unless stated otherwise)	Sep 30, 2012	Dec 31, 2011
Credit risk	249,972	262,460

Market risk	64,377	68,091

Operational risk	51,709	50,695

Total risk-weighted assets	366,058	381,246

Core Tier 1 capital	39,264	36,313

Additional Tier 1 capital	12,675	12,734

Tier 1 capital	51,939	49,047

Tier 2 capital	6,288	6,179

Tier 3 capital	–	–

Total regulatory capital	58,227	55,226

Core Tier 1 capital ratio	10.7%	9.5%

Tier 1 capital ratio	14.2%	12.9%

Total capital ratio	15.9%	14.5%

The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.
in € m.	Sep 30, 2012	Dec 31, 2011
Tier 1 capital:

Core Tier 1 capital:

Common shares	2,380	2,380

Additional paid-in capital	23,588	23,695

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	31,398	29,400

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,727)	(14,459)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(1,476)	(1,332)
Securitization positions not included in risk-weighted assets	(1,431)	(2,863)
Excess of expected losses over risk provisions	(468)	(508)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(3,375)	(4,703)

Core Tier 1 capital	39,264	36,313

Additional Tier 1 capital:

Noncumulative trust preferred securities[1]	12,675	12,734

Additional Tier 1 capital	12,675	12,734

Total Tier 1 capital	51,939	49,047

Tier 2 capital:

Unrealized gains on listed securities (45 % eligible)	40	70

Profit participation rights	1,091	1,150

Cumulative trust preferred securities	291	294

Qualified subordinated liabilities	8,241	9,368

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(3,375)	(4,703)

Total Tier 2 capital	6,288	6,179

1 Included € 20 million silent participations both as of September 30, 2012 and as of December 31, 2011.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of September 30, 2012, the transitional item amounted to € 274 million compared to € 319 million as of December 31, 2011. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 14.3 % and 16.0%, respectively, at the end of the third quarter compared to 12.9 % and 14.6 % on December 31, 2011.

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Sep 30, 2012	Dec 31, 2011
Irrevocable lending commitments	133,136	127,995

Contingent liabilities	67,622	73,653

Total	200,757	201,648

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group’s material contingent liabilities the possibility of which is more than remote relate to the legal and regulatory matters described below, some of which consist of a number of claims. In respect of certain of these matters provisions have also been taken. The provision, if any, or the estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 28 “Provisions” of the Group’s Financial Report 2011 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For the Group’s significant

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Interim Report as of September 30, 2012	Other Financial Information (unaudited)

legal and regulatory matters where an estimate can be made, the Group currently estimates that, as of September 30, 2012, the aggregate future loss the possibility of which is more than remote is € 2.5 billion in excess of provisions for such matters.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has called witnesses and taken other evidence over the past year and repeatedly recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank continues to hold the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

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Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the court dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs have appealed.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corporation, Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategica Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), John Hancock, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported as-signee of claims of special-purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC., Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Stichting Pensioenfonds ABP, The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims.

A number of other entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank.

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On May 3, 2011, the United States Department of Justice (“USDOJ”) filed a civil action against Deutsche Bank and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleged that Deutsche Bank, DB Structured Products, Inc., MortgageIT, Inc. and Deutsche Bank Securities Inc. submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$ 368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint sought recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the USDOJ sought over U.S.$ 1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amen-ded complaint. Following a hearing on December 21, 2011, the court granted the USDOJ leave to file a second amended complaint. On May 10, 2012, Deutsche Bank settled this litigation with the USDOJ for U.S.$ 202.3 million.

On May 8, 2012, Deutsche Bank reached a settlement with Assured Guaranty Municipal Corporation regar-ding claims on certain RMBS issued and underwritten by Deutsche Bank that are covered by financial guaranty insurance provided by Assured. Pursuant to this settlement, Deutsche Bank made a payment of U.S.$ 166 million and agreed to participate in a loss share arrangement to cover a percentage of Assured’s future losses on certain RMBS issued by Deutsche Bank. All of Deutsche Bank’s currently expected payments pursuant to this settlement were provisioned in previous quarters. This settlement resolves two litigations with Assured relating to financial guaranty insurance and limits claims in a third litigation where all the underlying mortgage collateral was originated by Greenpoint Mortgage Funding, Inc. (a subsidiary of Capital One), which is required to indemnify Deutsche Bank.

Auction Rate Securities Litigation. Deutsche Bank and Deutsche Bank Securities Inc. (“DBSI”) have been named as defendants in twenty-one actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, “ARS”). Of those twenty-one actions, four are pending and seventeen have been resolved and dismissed with prejudice. Deutsche Bank and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Following this, plaintiffs filed a second amended complaint, which did not include claims based on the October 2006 issuance of securities. On defendants’ motion for reconsideration, the court on August 10, 2012 dismissed the second amended complaint with prejudice. Plaintiffs have sought reconsideration of that dismissal.

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Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulators and governmental agencies in Europe, North America and Asia Pacific in connection with the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR.

The U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes, and Deutsche Bank and the other bank defendants have moved to dismiss the consolidated amended complaints that were filed in April 2012. Additional complaints relating to the alleged manipulation of U.S. Dollar LIBOR have been filed against Deutsche Bank and other banks but have been stayed pending the resolution of the motions to dismiss. One complaint relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act and the antitrust laws.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of U.S. Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating in response to the requests.

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to pro-cess valid repurchase demands that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase demands exists, Deutsche Bank rejects them.

As of September 30, 2012, Deutsche Bank has approximately U.S. $ 3.3 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans and excluding demands rejected by Deutsche Bank). Against these outstanding demands, Deutsche Bank has established provisions that are not material and that Deutsche Bank believes to be adequate. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made but Deutsche Bank cannot reliably estimate their timing or amount. Deutsche Bank also cannot reliably estimate the extent to which demands that it has rejected will be reasserted and, if so, what its ultimate success rate against such demands will be. Mortgage repurchase demands that are asserted via legal proceedings against Deutsche Bank, whether following rejection by Deutsche Bank or otherwise, are classified under Operational/Litigation.

As of September 30, 2012, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.6 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 41.6 billion of loans sold by Deutsche Bank as described above.

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Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2012 were loans and commitments of € 8 million and deposits of € 14 million. As of December 31, 2011, there were loans and commitments of € 11 million and deposits of € 9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

For further details about key management changes in the second quarter, please refer to the section “Management Board and Supervisory Board”.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans

In the nine months ended September 30, 2012, and in the year 2011 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and other related parties
in € m.	Sep 30, 2012	Dec 31, 2011
Loans outstanding, beginning of period	5,158	4,329

Loans issued during the period	357	1,211[1]

Loan repayments during the period	663	307

Changes in the group of consolidated companies	–	(13)

Exchange rate changes/other	(12)	(62)

Loans outstanding, end of period[2,3]	4,840	5,158

Other credit risk related transactions:

Allowance for loan losses	31	53

Provision for loan losses	21	22

Guarantees and commitments	287	262

[1]	The amount of loans issued during 2011 is mainly related to the restructuring of a loan transaction. Related interest income earned amounted to € 230 million.
[2]	Interest income earned from loans outstanding amounted up to € 98 million as of September 30, 2012.
[3]	Loans past due were € 2 million as of September 30, 2012, and nil as of December 31, 2011.

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Deposits

In the nine months ended September 30, 2012, and in the year 2011 deposits received from related parties developed as follows.

	Associated companies and other related parties
in € m.	Sep 30, 2012	Dec 31, 2011
Deposits, beginning of period	247	220

Deposits received during the period	221	258

Deposits repaid during the period	231	190

Changes in the group of consolidated companies	(2)	(41)

Exchange rate changes/other	2	0

Deposits, end of period	237	247

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 81 million as of September 30, 2012, and € 221 million as of December 31, 2011. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 4 million as of September 30, 2012, and € 19 million as of December 31, 2011.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2012, transactions with these plans were not material for the Group.

Significant Transactions

Domination and Profit and Loss Transfer Agreement with Postbank

Following the approval at the Annual General Meeting of Deutsche Postbank AG (“Postbank”) on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement (“domination agreement”; according to Section 291 Aktiengesetz (“AktG”) – the German Stock Corporation Act) between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012. The domination agreement was irrevocably validated through an order issued by the Higher Regional Court in Cologne on September 11, 2012. The profit and loss transfer has retroactive effect as of January 1, 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement pursuant to section 305 AktG of € 25.18 per Postbank share tendered or a compensation payment pursuant to section 304 AktG for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share. The initial two-month settlement period to tender the shares is extended until the conclusion of pending award proceedings (“Spruchverfahren”) to examine the adequacy of the compensation and settlement payments. The exact length and outcome of this court procedure cannot be predicted.

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In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group’s total equity the noncontrolling interest in Postbank (€ 248 million) as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Correspondingly, the Group had recorded a liability for the obligation to purchase shares under the cash settlement offer (initial amount of € 338 million), which also equalled the net present value of the future compensation payments payable to the minority shareholders of Postbank. The liability had been recognized through derecognition of noncontrolling interests and a balancing entry in shareholders’ equity (additional paid-in capital). Accordingly, the Group commenced to fully attribute Postbank’s results to Deutsche Bank shareholders.

Until the end of the third quarter 2012, a total of 458,179 Postbank shares (equal to approximately 0.21 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank, thereby increasing the Group’s shareholding in Postbank to 94.1%. In connection with this stake increase, the Group recorded an adjustment to the initial amount of the obligation to purchase Postbank shares, reducing the liability by approximately € 12 million to € 326 million. Starting from the date of entry into the commercial register and in revaluing the liability, as of the reporting date the Group also accrued approximately € 6 million for the expected compensation payments as part of interest expense.

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected before year-end 2012. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate and will not reclassify the disposal group as held for sale until such approvals are given.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2012.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 4.1 billion as of September 30, 2012 (December 31, 2011: € 2.4 billion) and the disposal groups did not include any liabilities (December 31, 2011: € 1.7 billion).

In the third quarter 2012, the Group classified several disposal groups mainly consisting of foreclosures as held for sale within the Corporate Division Corporate Banking & Securities. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss.

As of April 25, 2012, the Group classified its exposure in Actavis within the Group Division Corporate Investments as held for sale. The disposal group mainly consists of € 4.0 billion loans and € 33 million equity method investments. As a result of the substantial progress towards an agreement for a third party to acquire Actavis, the Group recognized an impairment loss of € 257 million in the first quarter 2012 before classification as held for sale. In the second and third quarter 2012, the classification as held for sale did not result in any additional impairment loss. The closing is expected for October 31, 2012. No adjustment to the selling price is expected and hence no additional impairment loss.

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Interim Report as of September 30, 2012	Other Financial Information (unaudited)

Within the Corporate Division Asset and Wealth Management, the Group also classified a disposal group mainly consisting of real estate fund units as held for sale. All assets are expected to be sold within one year. The classification as held for sale led to an impairment loss of € 1 million, which was recognized in Other income in the second quarter of 2012.

As of September 30, 2012 and December 31, 2011, no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact [1]	Date of the disposal
Corporate Investments	A building being held as property and equipment.	None.	Second quarter of 2012
Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees.	The classification as held for sale led to an impairment loss of € 22 million in 2011.	First quarter of 2012
Asset and Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group.	None.	In 2012

1 Impairment losses and reversals of impairment losses are included in Other income.

Changes in Classification

Division	Changes in classification	Financial impact[1]	Date and reason for the changes in classification
Corporate Banking & Securities	An investment in an associate.	The classification of the investment as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a change in fair value less cost to sell, to a reversal of that impairment loss of € 2 million in the first quarter 2012.	Second quarter of 2012, as despite attempts to sell there have not been any buyers.

1 Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Date

After the balance sheet date no significant events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

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Interim Report as of September 30, 2012	Target Definitions

Other Information (unaudited)

Target Definitions

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.

The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.

Pre-Tax Return on Average Active Equity (Target Definition)

The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity. Both are defined below.

IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows:

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Income (loss) before income taxes (IBIT)	1,127	942	3,966	5,741

Less pre-tax noncontrolling interests	(7)	(30)	(51)	(173)

IBIT attributable to Deutsche Bank shareholders	1,120	912	3,914	5,568

Add (deduct):
Certain significant gains (net of related expenses)	–	–	–	(236)[1]
Certain significant charges	276 [2]	–	276 [2]	–

IBIT attributable to Deutsche Bank shareholders (target definition)	1,396	912	4,190	5,332

[1]

Positive impact of € 236 million related to the stake in Hua Xia Bank (PBC) for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It included a gross gain of € 263 million, which was in part reduced by anticipated cost components of € 26 million that did not materialize later in 2011.

[2]	Restructuring expenses of € 276 million related to the Group’s Operational Excellence Program. Please refer to section “Information on the Income Statement – Restructuring” for further detail.

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Interim Report as of September 30, 2012	Target Definitions

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended		Nine months ended
in € m.	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Average shareholders’ equity	56,917	50,669	55,684	50,054

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	88	475	345	385
Average dividend accruals	(436)	(436)	(680)	(610)

Average active equity	56,569	50,708	55,350	49,829

[1]

The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (357) million and € (395) million for the three and nine months ended September 30, 2012, respectively. For the three and nine months ended September 30, 2011, the tax effect was € (320) million and € (335) million, respectively.

Pre-tax return on average active equity (target definition) is presented below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

	Three months ended		Nine months ended
in %	Sep 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Pre-tax return on average active equity (target definition)	9.9%	7.2%	10.1%	14.3%

Pre-tax return on average shareholders’ equity	7.9%	7.2%	9.4%	14.8%

Pre-tax return on average active equity	7.9%	7.2%	9.4%	14.9%

Leverage Ratio (Target Definition)

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated using a target definition for which adjustments are made to reported IFRS total assets and total equity. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section “Risk Report – Balance Sheet Management”.